AURORA CANNABIS INC.

Management Discussion & Analysis

For the years ended June 30, 2021 and 2020
(in Canadian Dollars)

Management Discussion & Analysis

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Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended June 30, 2021

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2021 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The MD&A has been prepared as of September 27, 2021 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”)/Canadian Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Given the Company’s recent business transformation initiatives to realign its operational footprint and increase financial flexibility, this MD&A provides additional disclosures comparing the fourth quarter ended June 30, 2021 (“Q4 2021”), to the fourth quarter ended June 30, 2020 (“Q4 2020”) and to the third quarter ended March 31, 2021 (“Q3 2021”). Management believes that these sequential comparatives provide relevant and current information. The Company has also reclassified certain items, which are not material, on the consolidated statement of comprehensive loss to conform with the current period’s presentation and improve comparability.

In Q4 2021, the Company identified a non-material prior period error for the valuation of biological assets and inventory. Additionally, the Company revised certain key inputs used in determining fair value less costs to sell (“FVLCS”), including the incorporation of an effective yield factor based on the potency of cannabis produced. Management has applied the change retrospectively. Refer to the Financial Statements Note 2(h).

On May 11, 2020, the Company completed a one-for-twelve (1:12) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 1,321,072,394 to 110,089,377. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Company’s consolidated financial statements and this MD&A reflect the Share Consolidation unless otherwise noted.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities laws, and the use of non-GAAP measures. Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A and the Company’s annual audited consolidated financial statements, annual information form (“AIF”), press releases and other disclosure documents required to be filed by applicable securities laws have been filed in Canada on SEDAR at www.sedar.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 – 1055 West Georgia Street, Vancouver, BC, Canada, V6E 4N7.

The Company’s principal strategic business lines are focused on the production, distribution, and sale of cannabis and cannabis-derivative products in Canada and internationally. The Company’s primary market opportunities are:
•Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are Canada and Germany. Aurora has established a leading market position in both countries;

•Global consumer cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of consumer markets; and

•Global hemp-derived cannabidiol (“CBD”) market: The Company expects consumer demand for products containing CBD derived from hemp plants to be an exciting growth opportunity in the coming years. The Company believes that the most important near-term market opportunity for hemp-derived CBD is in the U.S. On May 28, 2020, the Company acquired Reliva, LLC (“Reliva”), a U.S. company based in Massachusetts, which specializes in the distribution and sale of hemp-derived CBD products in the U.S. market.

Business Transformation Plan Update

In February 2020, Aurora announced a business transformation plan intended to align Aurora’s cultivation footprint, sales and marketing, operations and logistics, and back-office functions with the realities of operating in a rapidly evolving global cannabis category. The intention of the business transformation plan is to focus Aurora’s operations on achieving profitability in core Canadian medical, select international medical and Canadian consumer markets in the near term.

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The first phase of the business transformation plan was announced in February 2020, and Aurora made significant progress on reducing selling, general and administrative (“SG&A”) expenses and capital expenditures.

The second phase of the business transformation plan was announced in June 2020 and was focused on aligning Aurora’s production and distribution network with current market quality and quantity demands in both the Canadian medical and adult-use markets. This decision included the announcement in December 2020 of the ramp-down of Aurora Sky to 25% of capacity. The business transformation included the appointment of Miguel Martin as CEO in September 2020 and a focus on repositioning Aurora’s Canadian consumer business to focus on core and premium margin segments in the key formats that comprise the vast majority of the consumer market economics: dry flower, pre-rolls, vapour and concentrates. During fiscal 2021, Aurora made considerable progress in transforming all of its cultivation and production to higher quality standards including higher potency and terpene levels, and consumer experience standards including flower size, moisture levels, and visual appearance, all of which are important to meet the higher quality standards now expected by both medical patients and adult-use consumers.

On September 21, 2021, Aurora announced the third phase of the business transformation plan which included the centralization of manufacturing activities at the Company’s River facility, and the closing of the Polaris manufacturing and distribution facility.

To summarize the results of the transformation program to date:

•Quarterly SG&A reductions in excess of $24 million from Q3 2020 to Q4 2021 and over $100 million reduction in fiscal 2021 as compared to the prior year, with further SG&A reductions expected to be achieved in the next 12-18 months;
•Capital expenditure reductions from over $100 million per quarter prior to Q3 2020 down to a run-rate averaging less than $11 million per quarter; and
•Cannabis cost of sales reductions of $7 per quarter in Q4 2021 and Q3 2021, excluding the impacts of inventory impairment and the Q4 2021 out-of-period raw materials count adjustment, as we shuttered facilities during the latter half of the fiscal year.

Aurora’s achievement of further significant cost and expense reductions as part of phase three of the program are expected to clear a path to Adjusted EBITDA profitability.

Today, Aurora is a leading global cannabinoids company with a strong and diversified business model anchored by:

•The #1 medical cannabis platform in Canada by revenue;
•A leading international medical cannabis platform with sales into 12 countries with federally legal medical cannabis regimes;
•Industry leading gross margins driven by efficient production facilities and high margin medical businesses,
•A world leading science and innovation program, underpinned by what we believe is the world’s largest dedicated cannabis breeding and genetics facility located in Comox B.C.; and
•A vastly improved balance sheet and cash flow position, with over $400 million of cash at June 30, 2021, all term debt having been paid off, and no convertible debt due for almost 3 years.

Our Strategy

Aurora’s strategy is to leverage our diversified and scaled platform, our leadership in global medical markets, and our cultivation, science and genetics expertise and capabilities to drive profitability in our core Canadian and international operations in order to build sustainable, long-term shareholder value.

Medical leadership
Our established leadership in the profitable Canadian and International medical markets positions us well for new regulated market openings such as Israel, as well as potential US federal legalization of medical cannabis. At the core of Aurora’s objective to achieve near term positive EBITDA is our focus on maintaining and growing our industry leading Canadian and international medical cannabis operations. Our Canadian medical platform is characterized by leading market share, high-barriers to entry through regulatory expertise, investment in technology and distribution, and unwavering commitment to science, testing and compliance. Our Canadian medical operations allow for a direct-to-patient sales channel that does not rely on provincial wholesalers or private retailers to get product to patients. This direct-to-patient model allows Aurora to achieve sustainable gross profit margins of ~60% with substantially better pricing power relative to the Canadian adult-use segment.

Our leadership in International medical cannabis flower provides us with a high growth, highly profitable business that consistently delivers cash gross margins exceeding 60% (72% in Q4 2021). Our expertise in managing the complexity of multiple jurisdictions’ regulatory frameworks and relationships, as well as providing export and in-country EU GMP and other key certificated cannabis production, are capabilities that allow us to win as new medical markets open. For example, Aurora is one of the very few successful exporters of medical cannabis to Israel with what we believe is the single largest legal international cannabis shipment ever of 2,000 kilograms to Israel in July 2021, with the next expected export scheduled for October 2021.

Science leadership: Genetics, Breeding, Biosynthetics
Our scientific leadership and ongoing investment provides Aurora with a strong right to win in premium consumer categories driven by our industry leading genetics and breeding program. The breeding program, located at Aurora Coast, the state-of-the-art facility in Vancouver Island’s Comox Valley, is expected to drive revenues by injecting rotation and variety into our product pipeline, and has screened over 7,000 unique cultivars in 2021. In August and September 2021, Aurora launched the first three new proprietary cannabis cultivars that have been genetically engineered from the ground up by our genetic research program – Stonefruit Sunset, Driftwood Diesel, and Lemon Rocket, all of which have the distinctive terpene profiles and high THC potency (in the mid 20% range) that are highly desired by cannabis consumers.

The genetics and breeding program is also expected, over time to generate incremental, capital efficient revenue through license agreements for these genetic innovations to other licensed producers. The first indications of the importance of this business, and the capabilities of our genetics and breeding program, are the two cultivars provided to a Canadian craft grower, North 40, that recently launched small batches of

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Farmgas, and Sourdough, both of which have high levels of very distinctive terpenes, and very high THC potency, measuring in in the high 20% range, with some batches exceeding 30%.

Finally, we also believe that our intellectual property includes the most efficient path for cannabinoid biosynthetic production, which puts us in a pivotal position with most biosynthetics work being undertaken in the cannabis industry, which we are actively working to build, partner, enforce, and protect.

U.S. expansion
We believe that the U.S. cannabis market will eventually be federally regulated, with states’ rights respected, in a framework similar to every other comparable industry. The timeframe for this is unknown but Aurora is well positioned to create significant value for our shareholders once that federal permissibility allows. Our strategic strengths of medical and regulatory expertise in a federal framework, and our scientific expertise, including genetics, breeding, and biosynthetics, position us as a partner of choice and with a continuing right to win in lucrative components of the cannabis value chain.

Key Q4 and Full Year 2021 Results

Revenue and Gross Margin Update

Gross margin before fair value adjustments on cannabis net revenue was 31% in Q4 2021 as compared to (96)% in Q4 2020 and includes the impacts of inventory impairment. Included in Q4 2021 cannabis gross margin before fair value adjustments are also (i) $8.9 million (Q4 2020 - $7.8 million) depreciation charges in cost of sales; and (ii) $4.6 million (Q4 2020 - nil) out-of-period gross profit adjustments mainly related to a catch-up of prior year count reconciliations for raw materials.

Excluding inventory impairment and the adjustments above, Adjusted gross margin before fair value adjustments (“adjusted gross margin”) on cannabis net revenue for Q4 2021 was 54% compared to 49% in Q4 2020.

Aurora’s leading medical businesses in Canada and Europe continued to perform exceptionally well in Q4 2021 while the Canadian consumer business has begun to recover from the Coronavirus (“COVID-19”) lockdowns and market development headwinds.

In Q4 2021, Aurora’s International medical cannabis net revenue of $8.6 million showed 88% growth versus the prior year comparative period and delivered an Adjusted gross margin of 72%. The revenue increase was the result of an increase in kilograms sold and an increase in cannabis derivative sales which have a higher average net selling price. Our broad European footprint continued to show its strength with UK and Poland now bringing in $2.0 million in Q4 2021 revenue as compared to a minor amount in the prior year period and $1.8 million in Q3 2021.

The Canadian medical cannabis net revenue of $26.4 million with a 66% gross margin has remained strong from Q4 2020 and Q3 2021, a consistent performance in the face of the continued consumer retail industry roll-out.

Total Q4 2021 medical cannabis net revenues of $35.0 million continue to deliver a normalized adjusted gross margin on medical cannabis net revenue in the 60% range, with 68% in Q4 2021 (Q4 2020 - 64%). This strong margin profile has held steady for several years and is an important gross profit driver that distinguishes Aurora from its major competitors.

In Q4 2021 consumer cannabis net revenue saw a decrease of $15.8 million to $19.5 million, including $0.7 million in actual net returns, price adjustments and provisions, compared to the prior year comparative period. Adjusted gross margins in Q4 2021 were 31% compared to 36% in the comparative period of 2020. The decline in revenue was largely due to (i) a reduction in orders from the Provinces in response to slower demand in the consumer market, which reflects the impacts of lockdown restrictions related to COVID-19 and (ii) our product swap initiative temporarily reducing orders from the Provinces as they continue to work through these recent deliveries of higher quality product. Sequentially, consumer cannabis net revenue increased $1.5 over the prior quarter mainly due to completion of the transition of our fixed sales force to Great North and a $2.5 million reduction in actual net returns, price adjustments and provisions as the company completed its Product Swap initiative.

Aurora’s Q4 2021 average net selling price per gram of dried cannabis, excluding the effect of bulk wholesale of excess mid-potency cannabis flower, rose 2% to $5.11 from $5.00 in Q3 2021.

SG&A Update

SG&A and research and development (“R&D”) expense was $49.9 million in Q4 2021 (Q4 2020 - $65.6 million) which includes $5.2 million of business transformation severance and restructuring costs (Q4 2020 - $1.8 million).

Excluding the business transformation severance and restructuring costs, SG&A and R&D continued to be well controlled at $44.8 million during Q4 2021 as compared to $63.8 million in Q4 2020, a decrease of 30%.

Capital Expenditures Update

Aurora reported approximately $11.6 million in capital expenditures for Q4 2021 ($11.3 million cash outlays) which includes additions to intangible assets and excludes the impact of capitalized borrowing costs. During Q4 2021, the Company also received a $3.6 million government grant related to the co-generation project at the Aurora River facility to further offset the capital expenditures. Management expects the project to qualify for an additional $5.8 million government grant related to the co-generation project in the next fiscal year.

In Q4 2021, the Company generated $13.9 million cash from the disposal of property, plant and equipment.

For the full fiscal year 2021, management recognized $30.2 million in capital expenditures net of disposals and government grant income.

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Adjusted EBITDA

Aurora reported Adjusted EBITDA loss of $19.3 million in Q4 2021 (Q4 2020 - EBITDA loss of $33.3 million; Q3 2021 EBITDA loss of $23.9 million) which includes $5.1 million of restructuring and one time costs (Q4 2020 - $1.8 million; Q3 2021 - $7.3 million).

Excluding the restructuring and one time costs, Adjusted EBITDA loss would have been $13.9 million (Q4 2020 - EBITDA loss of $31.5 million; Q3 2021 - EBITDA loss of $16.5 million).

The $17.6 million decrease in loss as compared to Q4 2020, and $2.6 million compared to Q3 2021 was primarily driven by a decrease in SG&A and R&D, as part of the business transformation plan, and very strong gross margins in the medical business.

Liquidity Update

The Company believes that in a nascent industry like cannabis, having sufficient financial resources to be strategically opportunistic and volatility-resistant is critically important. During Q4 2021, the Company executed a number of initiatives designed to strengthen the balance sheet. These measures included filing a prospectus supplement for a new US$300 million At-the-Market (“ATM”) equity program (which remains fully available), the full settlement and discharge of its BMO Credit Facility, the sale of two production facilities as part of its June 2020 business transformation plan and continuing to demonstrate improved cash utilization across the business.

As of September 24, 2021, the Company had approximately $400 million of cash on hand with no term debt. The Company believes its cash on hand is sufficient to fund operations until the company is cash flow positive. Additionally, the Company has access to a US$1.0 billion shelf prospectus, including the full amount of US$300 million ATM available to be used for strategic purposes.

Aurora continues to materially improve cash use. At March 31, 2021, the Company reported $520.2 million of cash and cash equivalents, including $50.0 million of restricted cash.

During Q4 2021, the Company raised cash primarily through the following:

•Net proceeds of $11.9 million from the sale of marketable securities; and
•Net proceeds of $13.9 million from the sale of property, plant and equipment.

During Q4 2021, the Company utilized cash in the following categories:

•Debt and lease obligation payments of $90.1 million which includes the $88.7 million full principal repayment on the credit facility the Company had with the Bank of Montreal (“BMO”). As of June 30, 2021, the BMO credit facility has been fully settled and discharged.
•Operations used cash of $7.8 million, including working capital and restructuring and severance payments of $5.1 million; and
•Capital assets used approximately $7.6 million, net of $3.6 million government grant income related to the co-generation project at Aurora River, and includes invoices paid related to work done in Q3 2021.

Accordingly, as at June 30, 2021, the Company had $440.9 million of cash, comprised of $421.5 million of cash and cash equivalents and $19.4 million in restricted cash, and $549.5 million of net working capital.

Coronavirus (“COVID-19”) Update

For the year ended June 30, 2021, the COVID-19 pandemic has impacted revenue in the Canadian consumer market, particularly in Ontario, as governments impose retail access restrictions to curbside pickup at points during the pandemic, and have changed their purchasing patterns to reflect the slow-down in the market. As at the date of this report, the production and sale of medical and consumer cannabis have been recognized as essential services across Canada. All of the Company’s facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international government authorities to ensure that we are following the required protocols and guidelines related to COVID-19 within each region. During the year ended June 30, 2021, the Company recognized an impairment for the U.S. CBD CGU as forecasted revenues have declined as a result of COVID-19 (Refer to Note 15(b)) of the Financial Statements). Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company’s business, financial position and operating results in the future and as such, the Company cannot provide assurance that there will not be disruptions to its operations in the future. Refer to the “Risk Factors” section for further discussion on the potential impacts of COVID-19.

Impact of Biological Assets and Inventory Prior Period Non-Material Error

During Q4 2021, a non-material error was identified in the valuation methodology for biological assets. Additionally, the Company revised certain key inputs used in determining FVLCS, including the incorporation of an effective yield factor based on the potency of cannabis produced. These changes primarily impacted unrealized fair value gains on biological assets and changes in fair value of inventory sold, both of which are non-cash impacts. Management evaluated the materiality of the errors, both quantitatively and qualitatively, and concluded that the changes were not material to the consolidated financial statements taken as a whole for any prior period. The Company has revised opening deficit and corrected the error by recasting the prior period information in these consolidated financial statements. Refer to “Change in Accounting Policies and Estimates” section in this MD&A.

As a result of these changes, for Q3 2021 we recognized a net $4.0 million decrease to net loss comprised of (i) a $3.8 million decrease in cost of sales; (ii) a $21.0 million increase in unrealized gains on biological assets; offset by (iii) a $20.8 million increase in changes in fair value of inventory sold. The impact of these changes to the Q3 2021 key metrics, prior to discontinued operations (refer to Note 12(b) in the Financial Statements), are as follows:

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•Gross margin and gross margin before fair value were recast, respectively, to (148)% and (124)%, compared to (155)% and (131)% as previously reported;
•Adjusted gross margin before FV adjustments on consumer and medical cannabis net revenue were recast, respectively, to 33% and 53%, compared to 21% and 59% as previously reported; and
•Adjusted EBITDA loss was recast to $20.2 million, compared to $24.0 million adjusted EBITDA loss as previously reported.

Condensed Statement of Comprehensive (Loss) Income

	Three months ended			Year ended
($ thousands)	June 30, 2021	June 30, 2020 (1)(2)	March 31, 2021 (1)(2)	June 30, 2021	June 30, 2020 (1)(2)	June 30, 2019 (1)(2)(3)
Net revenue (4)	$54,825	$68,426	$55,161	$245,252	$268,703	$237,478
Gross profit (loss) before FV adjustments	$17,210	($66,961)	($68,551)	($12,029)	$3,716	$121,693
Gross profit (loss)	$12,645	($89,360)	($81,436)	($21,558)	($19,935)	$137,239
Operating expenses	$70,839	$88,375	$57,495	$261,260	$445,847	$451,018
Loss from operations	($58,194)	($177,735)	($138,931)	($282,818)	($465,782)	($313,779)
Other expense	($85,745)	($1,727,679)	($21,823)	($416,980)	($2,873,952)	($11,928)
Net loss from continuing operations	($133,969)	($1,843,978)	($160,625)	($693,477)	($3,257,499)	($294,487)
Net loss from discontinued operations, net of taxes	($1,179)	($15,721)	$—	($1,612)	($51,861)	($10,311)
Net loss	($135,148)	($1,859,699)	($160,625)	($695,089)	($3,309,360)	($304,798)
(1)Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.
(2)As a result of the Company’s dissolution and divestment of its wholly owned subsidiaries, Hempco Food and Fiber Inc. (“Hempco”), Aurora Hemp Europe (“AHE”), and Aurora Larssen Projects Inc. (“ALPS”), the operations of Hempco, AHE, and ALPS have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements for additional information.
(3)Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.
(4)Net revenue represents our total gross revenue exclusive of excise taxes levied by the Canada Revenue Agency (“CRA”) on the sale of medical and consumer cannabis products effective October 17, 2018.

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q4 2021	Q4 2020 (1)(2)	$ Change	% Change	Q3 2021 (1)(2)	$ Change	% Change
Financial Results
Total net revenue (3)	$54,825	$68,426	($13,601)	(20)%	$55,161	($336)	(1)%
Cannabis net revenue (3)(4a)	$54,825	$67,492	($12,667)	(19)%	$55,161	($336)	(1)%
Medical cannabis net revenue (4a)	$35,022	$32,226	$2,796	9%	$36,378	($1,356)	(4)%
Consumer cannabis net revenue (3)(4a)	$19,514	$35,266	($15,752)	(45)%	$18,023	$1,491	8%
Adjusted gross margin before FV adjustments on cannabis net revenue (4b)	54%	49%	N/A	5%	44%	N/A	10%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (4b)	68%	64%	N/A	4%	53%	N/A	15%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (4b)	31%	36%	N/A	(5)%	33%	N/A	(2)%
SG&A expense	$46,902	$57,969	($11,067)	(19)%	$41,684	$5,218	13%
R&D expense	$3,034	$7,645	($4,611)	(60)%	$3,398	($364)	(11)%
Adjusted EBITDA (4c)	($19,256)	($33,349)	$14,093	42%	($23,853)	$4,597	19%

Balance Sheet
Working capital	$549,517	$145,258	$404,259	278%	$646,310	($96,793)	(15)%
Cannabis inventory and biological assets (5)	$120,297	$135,973	($15,676)	(12)%	$102,637	$17,660	17%
Total assets	$2,604,731	$2,779,921	($175,190)	(6)%	$2,839,155	($234,424)	(8)%

Operational Results – Cannabis
Average net selling price of dried cannabis excluding bulk sales (4)	$5.11	$3.60	$1.51	42%	$5.00	$0.11	2%
Kilograms sold (6)	11,346	16,748	(5,402)	(32)%	13,520	(2,174)	(16)%
(1)Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.
(2)As a result of the Company’s dissolution and divestment of its wholly owned subsidiaries, Hempco and AHE during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements for additional information.
(3)Includes the impact of actual and expected product returns and price adjustments (three and twelve months ended June 30, 2021 - $0.7 million and $7.4 million; three and twelve months ended June 30, 2020 - $1.9 and $15.3).

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(4)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of the non-GAAP measures to the IFRS equivalent measure:
a.Refer to the “Revenue” section for a reconciliation to the IFRS equivalent.
b.Refer to the “Cost of Sales and Gross Margin” section for reconciliation to the IFRS equivalent.
c.Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
(5)Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(6)The kilograms sold is offset by the grams returned.

Key Developments During and Subsequent to the Three Month Period Ended June 30, 2021

Financing Activities

Full Repayment of BMO Credit Facility

On June 1, 2021, the Company fully repaid and discharged, without penalty and at the Company’s discretion, the remaining $88.7 million principal outstanding on the Second Amended and Restated Credit Facility with BMO, which was to mature on December 31, 2022, and consisted of a term loan and revolver. The repayment results in interest and scheduled principal repayment reductions of approximately $25 million over the next year based on the outstanding balance at the time of repayment. Refer to the “Liquidity and Capital Resources” section for further details.

Prospectus Supplement for an At-The-Market (“ATM”) Equity Program

On May 20, 2021, the Company filed a prospectus supplement establishing a new ATM Program that allows the Company to issue and sell up to US$300.0 million in common shares from treasury to the public in the U.S., at the Company’s discretion, at the prevailing market price at the time of sale. The Company believes this filing will provide flexibility to pursue select acquisitions going forward, including within the U.S. Given the strength of the Company’s current cash position, it is not expected to need to access the ATM Program without an accretive use of proceeds. The Company has not utilized this new ATM program to date. Refer to the “Liquidity and Capital Resources” section for further details.

Operational Updates

Planned Cost Efficiencies

On May 13, 2021, Aurora announced a plan to achieve $60 million to $80 million in annualized cost efficiencies which are expected to be realized over the next 12-18 months. The efficiencies are expected to be $40 million - $60 million in costs of sales and approximately $20 million in SG&A, and relate primarily to production costs, facility and logistic expenses, organizational efficiencies, insurance and capital markets related expenses. These efficiencies are incremental to the approximately $300 million of total annualized expense reductions already achieved since the announcement of the Company’s Business Transformation Plan in February 2020.

On September 21, 2021, the Company announced the closure of its Polaris manufacturing facility. Medical distribution previously at Polaris will be transferred to Aurora Sky, while manufacturing will be centralized at the Aurora River facility. Operations at our existing R&D facilities will also be consolidated.

New Science and Innovation Business Unit

On May 27, 2021, the Company announced the launch of a dedicated Science & Innovation business group, with the aim of commercializing patented and patent pending technology that the Company believes will be key in the development of cannabinoid biosynthesis and plant genetics. Currently, the Company is exploring ways to optimize the cannabinoid biosynthesis pathway within the plant itself using its IP. Aurora together with its sub-licensee, 22nd Century Group, intends to leverage the intellectual property that includes the most efficient path for cannabinoid biosynthetic production, which puts us in a pivotal position with most biosynthetics work being undertaken in the cannabis industry, which we are actively working to build, partner, enforce, and protect.

The Science and Innovation Business Unit is also leading the Company’s cannabis cultivar breeding program, located at Aurora Coast, the state-of-the-art facility in Vancouver Island’s Comox Valley. This initiative is expected to drive revenues by injecting rotation and variety into Aurora’s product pipeline, and has screened over 7,000 unique cultivars in 2021. In August and September 2021, Aurora launched the first three new proprietary cannabis cultivars that have been genetically engineered from the ground up by the genetic research program - Stonefruit Sunset, Driftwood Diesel, and Lemon Rocket, all of which have the distinctive terpene profiles and high THC potency (in the mid 20% range) that are highly desired by cannabis consumers.

The genetics and breeding program is also expected, over time to generate incremental, capital efficient revenue through license agreements for these genetic innovations to other licensed producers. The first indications of the importance of this business, and the capabilities of our genetics and breeding program, are the two cultivars provided to a Canadian craft grower, North 40, that recently launched small batches of Farmgas, and Sourdough, both of which have high levels of very distinctive terpenes, and very high THC potency, measuring in in the high 20% range, with some batches exceeding 30%.

Sale and Assignment of Facilities

In Q4 2021, the Company sold two of its production facilities for an aggregate $13.9 million net proceeds. Subsequent to June 30, 2021, the Company closed the sale of a third production facility for $6.5 million net proceeds and assigned the lease of a fourth production facility to a third party. The closure of these facilities were announced in June 2020 in connection with our business transformation plan, intended to better align production levels with demand and the current realities of the cannabis market in Canada.

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Delivery of Cannabis Shipment to Israel

On July 15, 2021, the Company delivered a cannabis shipment to Israel valued at approximately $8 million. The sale is a significant step in advancing the Company’s international medical business, a key strategic priority for Aurora as a global cannabis company. The Company has a strategic supply agreement with Cantek Global Ltd. and intends to supply a minimum of 4,000 kilograms of bulk dried flower annually to Israel. The Company is actively working with Cantek to ensure it maintains continued compliance with the stringent and evolving regulatory framework in Israel, so as to ensure the on-going provision of high quality, premium products to Israeli patients.

Delivery of Cannabis Shipment to the French Medical Cannabis Pilot Program

On August 25, 2021, the Company announced its wholly-owned subsidiary Aurora Germany GmbH, and Ethypharm, had successfully delivered its initial shipment of cannabis to the French medical cannabis pilot program. Aurora and Ethypharm were selected by the National Agency for the Safety of Medicines and Health Products to supply the entire medical cannabis dried flower range three lots of the tender to French patients during the pilot program.

Aurora and Ethypharm signed an agreement to serve the French pilot program in October 2020, leveraging both parties' expertise. Under the terms of the exclusive agreement, Aurora supplies medical cannabis sourced from its Denmark greenhouse production facility, Aurora Nordic, as well as EU GMP manufacturing and logistics support. Ethypharm’s French subsidiary, Laboratoires Ethypharm, is responsible for pharmaceutical distribution in France.

Focus on Uruguay Medical Market

At the end of Q4, and after extensive negotiations with the responsible regulatory agency, IRCAA, the Company has decided not to renew its license for the provision of cannabis to the consumer-use market and exited this unprofitable segment, in order to focus on the higher margin medical segment and the upcoming launch of its CBD oil products in the Uruguayan and adjacent markets.

Segregated Cell Insurance

Subsequent to June 30, 2021, the Company entered into a participation agreement with a registered Segregated Account for the purposes of holding and supporting the Company’s insurance risk transfer strategies and has insured up to US$25.0 million for risks to date.

Corporate Updates

Stock Exchange Listing Transfer to the NASDAQ

On May 24, 2021 after market close, the Company transferred its U.S. stock exchange listing from the NYSE to Nasdaq. The Company’s common stock continues to be listed under the ticker symbol "ACB".

Executive Leadership Changes

Effective April 30, 2021, Debra Wilson retired from her role as Aurora’s Executive Vice President, Human Resources. The Company appointed Lori Schick to the role of Executive Vice President, Human Resources, effective May 3, 2021. Ms. Schick oversees the strategic framework of the human resources function at Aurora.

Effective May 17, 2021, Alex Miller was appointed to the role of Executive Vice President, Supply Chain. Mr. Miller now leads our end-to-end supply chain including procurement, production, manufacturing, engineering and logistics.

Executive Board Transition

Mr. Ronald Funk, lead independent Director, has assumed the role of Chairman, effective May 13, 2021. Mr. Michael Singer has reverted from Executive Chairman to the Board seat he has occupied since May 2016. This transition reflects the strength of current management and the Board’s planned governance enhancements to include an independent Chairman.

Appointment of New Independent Director

On July 26, 2021, Theresa Firestone was appointed to the Company’s Board of Directors. This appointment expanded the Board to nine members, seven of whom are independent.

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Financial Review

Net Revenue

The Company primarily operates in the cannabis market. The table below outlines the reconciliation of the Company’s total net revenue to its cannabis net revenue metric for the three and twelve months ended June 30, 2021 and their comparative periods.

($ thousands)	Three months ended			Year ended
	June 30, 2021	March 31, 2021 (2)	June 30, 2020 (2)	June 30, 2021	June 30, 2020 (2)
Medical cannabis net revenue
Canada dried cannabis	13,531	13,917	15,571	57,074	60,150
Canada cannabis derivatives (1)	12,869	13,029	12,063	50,069	45,615
Canadian medical cannabis net revenue	26,400	26,946	27,634	107,143	105,765
International dried cannabis	8,296	8,830	4,555	34,829	14,886
International cannabis derivatives (1)	326	602	37	1,657	497
International cannabis provisions	—	—	—	(118)	—
International medical cannabis net revenue	8,622	9,432	4,592	36,368	15,383
Total medical cannabis net revenue	35,022	36,378	32,226	143,511	121,148

Consumer cannabis net revenue
Dried cannabis	14,062	14,806	30,190	73,920	118,853
Cannabis derivatives (1)	6,194	6,457	6,929	33,834	23,228
Net revenue provisions	(742)	(3,240)	(1,853)	(7,306)	(15,336)
Total consumer cannabis net revenue	19,514	18,023	35,266	100,448	126,745

Wholesale bulk cannabis net revenue
Dried cannabis	289	760	—	1,293	9,784
Cannabis extracts (1)	—	—	—	—	2,904
Total wholesale bulk cannabis net revenue	289	760	—	1,293	12,688

Total cannabis net revenue	54,825	55,161	67,492	245,252	260,581
Ancillary net revenue	—	—	934	—	8,122
Total net revenue	54,825	55,161	68,426	245,252	268,703
(1)Cannabis derivatives net revenue includes cannabis oils, capsules, softgels, sprays, topical, edibles, vaporizer revenue and U.S. CBD product sales.
(2)As a result of the Company’s dissolution and divestment of its wholly owned subsidiaries, Hempco Food and Fiber Inc. (“Hempco”) and Aurora Hemp Europe (“AHE”) during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements for additional information.

Medical Cannabis Net Revenue

During the three months ended June 30, 2021, the Company’s medical cannabis net revenue increased $2.8 million, or 9%, as compared to the prior year. The increase was primarily attributable to:

•continued growth in international sales with an 88% increase over the prior year as a result of successful expansion of sales and sales channels in Germany as well as the continued growth of new and important medical markets, including the UK and Poland, and augmented by a 7% increase in the average net selling price per gram of dried cannabis due to country and product mix; offset by
•a $1.2 million decrease in Canadian medical sales as a combination of a decrease of 339 dried kilograms sold as the consumer retail market continued to roll out in the prior year, partially offset by a 4% increase in the average net selling price of dried cannabis.

During the three months ended June 30, 2021, the Company’s medical cannabis net revenue decreased $1.4 million, or 4%, as compared to the prior quarter. The decrease was primarily attributable to

•Canadian cannabis sales decreased by $0.5 million over the prior period mainly due to a 2% decrease in the average net selling price, while the kilograms sold remained consistent quarter over quarter; and
•International dried cannabis sales decreased by $0.5 million or 151 kilograms over the prior quarter.

During the year ended June 30, 2021, medical cannabis net revenue increased by $22.4 million, or 18%, as compared to the prior year. The increase was primarily driven by (i) a $19.8 million, or 133%, increase in international dried cannabis sales as a result of an increase in kilograms sold from continued growth, including $3.2 million from Israel sales which were not present in the prior year; and (ii) an increase of $1.4 million in Canadian sales as a result of a $0.12, or 1%, increase in the average net selling price per gram.

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Consumer Cannabis Net Revenue

During the three months ended June 30, 2021, consumer cannabis net revenue decreased by $15.8 million, or 45%, as compared to the prior year. The decrease was primarily attributable to:

•reduced orders from the Provinces in response to slower demand in the consumer market, which reflects the impacts of lockdown restrictions related to COVID-19;
•the Company initiated Product Swap, where we pro-actively pulled low-potency product back from certain provincial distributors to open room for the higher potency and quality flower that the Company is now producing. The Product Swap resulted in a temporary decline of orders from the Provinces as they work through these higher quality products; offset by
•a $1.1 million reduction in actual net returns, price adjustments and provisions as compared to prior year;

During the three months ended June 30, 2021, consumer cannabis net revenue increased by $1.5 million, or 8%, as compared to the same period in the prior quarter. The increase is primarily attributed to:

•the transition from our internal fixed sales force to Great North in Q3 2021 which resulted in a temporary decline in sales representatives for Aurora brands in the retail environment; and
•a $2.5 million reduction in actual net returns, price adjustments and provisions as the company completes its Product Swap initiative.
•Included in consumer revenue is an adjustment of $0.9 relating to a reclassification of rebates against net revenue. Excluding the impact of the out-of-period adjustment, consumer cannabis net revenue for Q4 2021 would have been $20.4 million, an increase of $2.4 million over the prior period.

During the year ended June 30, 2021, consumer cannabis net revenue decreased by $26.3 million, or 21%, as compared to the prior year. The decrease was primarily attributed to:

•Reduced orders from the Provinces and the transition to Great North as described above; offset by
•a $10.6 million increase in cannabis derivative sales due to the legalization of Cannabis 2.0 products in October 2019, with Cannabis 2.0 sales only commencing near the end of December 2019; and
•a decrease of $8.0 million in actual net returns, price adjustments and provisions as the Provinces have reduced their inventory levels to align with the slow down in the cannabis industry and now hold higher quality product from the Product Swap.

Wholesale Bulk Cannabis Net Revenue

The Company generates revenue from wholesale bulk cannabis from time-to-time when opportunities exist and pricing and terms are deemed appropriate by the Company. During the year ended June 30, 2021, the Company realized $1.3 million (June 30, 2020 - $12.7 million) of wholesale bulk cannabis net revenue from the sale of low potency product.

Cost of Sales and Gross Margin

($ thousands)	Three months ended			Year ended
	June 30, 2021	March 31, 2021 (1)(2)	June 30, 2020 (1)(2)	June 30, 2021	June 30, 2020 (1)(2)
Net revenue	54,825	55,161	68,426	245,252	268,703
Cost of sales	(37,615)	(123,712)	(135,387)	(257,281)	(264,987)
Gross profit (loss) before FV adjustments (3)	17,210	(68,551)	(66,961)	(12,029)	3,716
Changes in fair value of inventory sold	(20,111)	(50,368)	(60,131)	(118,707)	(149,099)
Unrealized gain on changes in fair value of biological assets	15,546	37,483	37,732	109,178	125,448
Gross profit (loss)	12,645	(81,436)	(89,360)	(21,558)	(19,935)
Gross margin	23%	(148)%	(131)%	(9)%	(7)%
(1)Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.
(2)As a result of the Company’s dissolution and divestment of its wholly owned subsidiaries, Hempco and AHE during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements for additional information.
(3)Gross profit before fair value adjustments is a non-GAAP measure. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined term.

During the three months ended June 30, 2021, gross profit increased by $102.0 million as compared to the same period in the prior year. The increase was primarily driven by a $97.8 million decrease in cost of sales of which $91.8 million is attributable to the Q4 2020 cash inventory impairment charges, $17.8 million decrease in changes in fair value of inventory sold and unrealized gains on biological assets, offset by a $13.6 million decrease in total net revenue as discussed in the previous section.

During the three months ended June 30, 2021, gross profit increased by $94.1 million as compared to the prior quarter. The increase was primarily driven by an $86.1 million decrease in cost of sales of which $82.9 million is attributable to the Q3 2021 cash inventory impairment charges, and a $8.3 million decrease in changes in fair value of inventory sold and unrealized gains on biological assets.

During the year ended June 30, 2021, gross profit decreased by $1.6 million as compared to the prior year. The decrease was primarily driven by a $23.5 decrease in net revenue as discussed in the previous section, offset by a $14.1 million decrease in changes in fair value of inventory sold and unrealized gains on biological assets and a $10.2 million decrease in cash inventory impairment charges over prior year.

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The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month periods.

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk Cannabis	Auxiliary Support Functions	Total
Three months ended June 30, 2021
Gross Revenue	38,076	26,037	289	—	64,402
Excise taxes	(3,054)	(6,523)	—	—	(9,577)
Out-of-period revenue adjustments (4)	—	908	—	—	908
Net revenue	35,022	20,422	289	—	55,733
Cost of sales	(17,558)	(19,726)	(331)	—	(37,615)
Gross profit (loss) before FV adjustments (1)	17,464	696	(42)	—	18,118
Depreciation	5,245	3,587	40	—	8,872
Inventory impairment and out-of-period adjustments in cost of sales (4)	1,028	2,017	—	—	3,045
Adjusted gross profit (loss) before FV adjustments (1)	23,737	6,300	(2)	—	30,035
Adjusted gross margin before FV adjustments (1)	68%	31%	(1)%	—%	54%

Three months ended March 31, 2021 (2)(3)
Gross Revenue	39,457	23,828	760	—	64,045
Excise taxes	(3,079)	(5,805)	—	—	(8,884)
Net revenue	36,378	18,023	760	—	55,161
Cost of sales	(50,672)	(71,332)	(1,708)	—	(123,712)
Gross loss before FV adjustments (1)	(14,294)	(53,309)	(948)	—	(68,551)
Depreciation	4,107	5,781	138	—	10,026
Inventory impairment in cost of sales	29,466	53,446	—	—	82,912
Adjusted gross profit (loss) before FV adjustments (1)	19,279	5,918	(810)	—	24,387
Adjusted gross margin before FV adjustments (1)	53%	33%	(107)%	—%	44%

Three months ended June 30, 2020 (2)(3)
Gross Revenue	35,494	48,299	—	934	84,727
Excise taxes	(3,268)	(13,033)	—	—	(16,301)
Net revenue	32,226	35,266	—	934	68,426
Cost of sales	(34,215)	(98,262)	—	(2,910)	(135,387)
Gross loss before FV adjustments (1)	(1,989)	(62,996)	—	(1,976)	(66,961)
Depreciation	3,283	4,468	—	—	7,751
Inventory impairment in cost of sales	19,248	71,331	—	1,177	91,756
Adjusted gross profit (loss) before FV adjustments (1)	20,542	12,803	—	(799)	32,546
Adjusted gross margin before FV adjustments (1)	64%	36%	—%	(86)%	48%
(1)These terms are non-GAAP measures and are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies Estimates” section below for further detail.
(3)As a result of the Company’s dissolution and divestment of its wholly owned subsidiaries, Hempco and AHE during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements for additional information.
(4)Included in out-of-period adjustments is a $5.5 million cost of sales adjustment related to a catch-up of prior year raw material count reconciliations and a $0.9 million out-of-period revenue adjustment to reclassify prior period rebates against net revenue.

Medical Cannabis Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue for the three months ended June 30, 2021 increased to 68% as compared to 64% for the same period in the prior year. The increase in adjusted gross margin before fair value adjustments was a result of (i) an overall reduction in production costs as a result of the closure of non-core facilities as part of our business transformation plan; (ii) a 10.4% increase in medical sales mix attributed to our international sales, which yield higher margins, from 14.2% in Q4 2020 to 24.6% in Q4 2021; offset by (iii) $2.0 million of additional cost of sales incurred from Aurora Nordic which received its sales license in Denmark in Q1 2021 and was not present in the prior year.

Adjusted gross margin before fair value adjustments on medical cannabis net revenue for the three months ended June 30, 2021 increased to 68% as compared to 53% in the prior quarter. The increase in adjusted gross margin before fair adjustments was a result of (i) a $2.3 million decrease in overall production costs including a $0.9 million decrease in cost of sales from under-utilized capacity at Aurora Sky; and (ii) a 9% increase in the average net selling price per gram of international cannabis increasing the contribution margin.

The Company does not pass the cost of excise taxes onto medical patients. Of the $9.6 million excise taxes incurred during the three months ended June 30, 2021 (three months ended March 31, 2021 and June 30, 2020 - $8.9 million and $16.3 million, respectively), $3.1 million

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(three months ended March 31, 2021 and June 30, 2020 - $3.1 million and $3.3 million, respectively) relates to excise taxes levied on cannabis products that we sold to medical patients in Canada. As such, these excise taxes on medical cannabis revenues directly impacted our bottom line and decreased our medical gross margin by 2% (three months ended March 31, 2021 and June 30, 2020 - 4% and 3%, respectively) for the three months ended June 30, 2021. Excluding the impact of excise taxes on medical cannabis net revenue, our adjusted gross margin before FV adjustments on medical cannabis would have been 70%, 57%, and 67% for the three months ended June 30, 2021, March 31, 2021, and June 30, 2020, respectively.

Consumer Cannabis Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue for the three months ended June 30, 2021 decreased to 31% as compared to 36% for the same period in the prior year. This was a result of (i) a $1.6 million inventory provision reversal in Q4 2021; (ii) a $0.9 million increase in cost of sales due to under-utilized capacity at Aurora Sky; offset by (iii) a 9% increase in the consumer dried cannabis sales mix attributed to our core and premium brands, from 43% in Q4 2020 to 52% in Q4 2021, contributing to a 6% increase in our average net selling price per gram of dried cannabis.

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue for the three months ended June 30, 2021 was 31% as compared to 33% in the prior quarter. The decrease was primarily attributable to (i) a $1.6 million inventory provision reversal in Q4 2021; offset by (ii) a 9% decrease in the consumer dried cannabis sales mix attributed to our Daily Special value brand, contributing to an 8% increase in our average net selling price per gram of dried cannabis; (ii) a $2.5 million decrease in actual net returns, price adjustments and net revenue provisions as the Company largely completed its Product Swap initiative; and (iii) a $3.5 million decrease in overall production costs including a $1.5 million decrease in cost of sales due to under-utilized capacity at Aurora Sky.

Wholesale Bulk Cannabis Gross Margin

During the three months ended June 30, 2021, the Company capitalized on opportunities to sell lower potency product at reduced margins. The Company generates revenue from wholesale bulk cannabis from time-to-time when pricing and terms are appropriate.

The table below outlines adjusted gross profit and margin before fair value adjustments for the years ended.

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk Cannabis	Auxiliary Support Functions	Total
Year ended June 30, 2021
Gross Revenue	155,718	133,458	1,293	—	290,469
Excise taxes	(12,207)	(33,010)	—	—	(45,217)
Net revenue	143,511	100,448	1,293	—	245,252
Cost of sales	(110,655)	(142,868)	(3,758)	—	(257,281)
Gross profit (loss) before FV adjustments (1)	32,856	(42,420)	(2,465)	—	(12,029)
Depreciation	16,564	20,442	1,096	—	38,102
Inventory impairment and out-of-period adjustments in cost of sales (4)	31,475	58,736	—	—	90,211
Adjusted gross profit (loss) before FV adjustments (1)	80,895	36,758	(1,369)	—	116,284
Adjusted gross margin before FV adjustments (1)	56%	37%	(106)%	—%	47%

Year ended June 30, 2020 (2)(3)
Gross Revenue	134,086	163,104	12,688	8,122	318,000
Excise taxes	(12,938)	(36,359)	—	—	(49,297)
Net revenue	121,148	126,745	12,688	8,122	268,703
Cost of sales	(79,636)	(170,283)	(6,217)	(8,851)	(264,987)
Gross profit (loss) before FV adjustments (1)	41,512	(43,538)	6,471	(729)	3,716
Depreciation	9,750	15,859	2,261	—	27,870
Add inventory impairment in cost of sales	20,207	73,470	—	—	93,677
Adjusted gross profit (loss) before FV adjustments (1)	71,469	45,791	8,732	(729)	125,263
Adjusted gross margin before FV adjustments (1)	59%	36%	69%	(9)%	47%
(1)These terms are non-GAAP measures and are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.
(3)As a result of the Company’s dissolution and divestment of its wholly owned subsidiaries, Hempco and AHE during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements for additional information.
(4)Included in out-of-period adjustments is a $5.5 million Q4 2021 cost of sales adjustment related to a catch-up of prior year raw material count reconciliations.

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Medical Cannabis Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue for the year ended June 30, 2021 was 56% compared to 59% for the prior year. The Company had an overall reduction in production costs in 2021 from the closure of non-core facilities as part of our business transformation plan, which was offset by a $3.8 million increase in cost of sales due to under-utilized capacity at Aurora Sky. Additionally, the decrease in margins was primarily due to (i) $6.7 million of additional cost of sales incurred from Aurora Nordic which received its sales license in Denmark in Q1 2021 and was not present in the prior year; offset by (ii) a 12.6% increase in medical sales mix attributed to our international sales, which yield higher margins, from 12.7% to 25.3% for the years ended June 30, 2020 and 2021, respectively.

The Company does not pass the cost of excise taxes onto medical patients. Of the $45.2 million excise taxes incurred during the year ended June 30, 2021 (June 30, 2020 - $49.3 million), $12.2 million (June 30, 2020 - $12.9 million) relates to excise taxes levied on cannabis products that we sold to medical patients in Canada. As such, these excise taxes on medical cannabis revenues directly impacted our bottom line and decreased our medical gross margin by 4% (June 30, 2020 - 4%). Excluding the impact of excise taxes on medical cannabis net revenue, our adjusted gross margin before FV adjustments on medical cannabis would have been 60% and 63% for the years ended June 30, 2021 and June 30, 2020, respectively.

Consumer Cannabis Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue for the year ended June 30, 2021 was 37% as compared to 36% in the prior year. The increase was a mainly a result of (i) an overall reduction in production costs as a result of the closure of non-core facilities as part of our business transformation plan; (ii) an $8.0 million decrease in actual net returns, price adjustments and net revenue provisions as the Provinces have reduced their inventory levels to align with the slow down in the cannabis industry and now hold higher quality product from the Product Swap; offset by (iii) a 24% decrease of our overall average net selling price per gram due to pricing compression in the consumer market.

Wholesale Bulk Cannabis Gross Margin

During the year ended June 30, 2021 and 2020, the Company capitalized on opportunities to sell lower potency product at reduced margins. The Company generates revenue from wholesale bulk cannabis from time-to-time when pricing and terms are appropriate.

Operating Expenses

($ thousands)	Three months ended			Year ended
	June 30, 2021	March 31, 2021 (1)	June 30, 2020 (1)	June 30, 2021	June 30, 2020 (1)
General and administration	34,004	28,516	41,474	119,437	196,361
Sales and marketing	12,898	13,168	16,495	55,198	90,216
Acquisition costs	4,657	—	2,170	5,761	6,493
Research and development	3,034	3,398	7,645	11,447	26,027
Depreciation and amortization	14,084	7,180	14,570	49,174	67,574
Share-based compensation	2,162	5,233	6,021	20,243	59,176
Total operating expenses	70,839	57,495	88,375	261,260	445,847
(1)As a result of the Company’s dissolution and divestment of its wholly owned subsidiaries, Hempco and AHE during the year ended June 30, 2021 (2020 - ALPS), the operations of Hempco, AHE and ALPS have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements for additional information.
(a)During the three and twelve months ended June 30, 2020, discontinued operations had incurred a total of $1.8 million and $14.9 million of general and administration expense, respectively, of which $1.2 million and $5.3 million, respectively, was attributable to AHE, and $0.7 million and $3.7 million, respectively, was attributable to Hempco, and a nominal and $6.0 million, respectively was attributable to ALPS.
(b)During the three and twelve months ended June 30, 2020, discontinued operations had incurred a total of $0.3 million and $1.1 million of sales and marketing expense, respectively, of which $0.1 million and $0.4 million, respectively, was attributable to AHE, $0.2 million and $0.7 million, respectively, was attributable to Hempco, and nominal amounts were attributable to ALPS.

General and administration (“G&A”)

During the three and twelve months ended June 30, 2021, G&A decreased by $7.5 million and $76.9 million, respectively, as compared to the same periods in the prior year. The decrease was primarily attributable to a significant reduction in salaries, wages and benefit costs associated with a lower headcount base, as well as a reduction in professional and consulting fees related to general corporate matters, travel and entertainment expenses and corporate and office charges as a result of the business transformation plan.

During the three months ended June 30, 2021, G&A expenses increased by $5.5 million as compared to the prior quarter. Included in G&A for the three months ended June 30, 2021 and March 31, 2021 is $5.2 million and $3.2 million, respectively, attributed to severance, benefits and restructuring charges related to the wind down of certain production facilities as part of our business transformation plan, as well as a $3.0 million reclassification from sales and marketing. Excluding these impacts, G&A for the three months ended June 30, 2021 and March 31, 2021 would have increased $0.5 million from $25.3 million in Q3 2021 to $25.8 million in Q4 2021 and remained relatively consistent.

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Sales and marketing (“S&M”)

During the three and twelve months ended June 30, 2021, S&M decreased by $3.6 million and $35.0 million, respectively, as compared to the same periods in the prior year. The decrease was primarily attributable to a reduction in promotional activities and travel expenses, as well as decreases resulting from our business transformation plan and the mutual partnership termination with the Ultimate Fighting Championship (“UFC”), including: (i) a reduction of $1.1 million and $5.2 million, respectively, as a result of efficiencies from the amalgamation of Aurora Cannabis Enterprises Inc. with MedReleaf Corp. and CanniMed Therapeutics Inc. effective July 1, 2020; (ii) a reduction of $0.4 million and $3.7 million, respectively, in professional consulting fees; (iii) a reduction of $1.3 million and $2.9 million, respectively, in payroll.

During the three months ended June 30, 2021, S&M expenses decreased $0.3 million as compared to the prior quarter. SG&A remained relatively consistent after the transition from our fixed sales force to Great North in Q3 2021. The change in Q4 2021 as compared to Q3 2021 is a result of: (i) a $3.0 million decrease from a reclassification to G&A as mentioned above; offset by (ii) $1.1 million increase in warehousing expenses no longer classified within production costs due to the closure of certain facilities; and (iii) $1.0 million higher referral fee and marketing spend related to campaigns.

R&D

During the three and twelve months ended June 30, 2021, R&D decreased by $4.6 million and $14.6 million, respectively, as compared to the same periods in the prior year. The decrease was primarily attributable to (i) a decrease of $0.5 million and $3.8 million, respectively, in payroll expenses as a result of the restructuring and business transformation plan; (ii) a decrease of $2.8 million and $7.5 million, respectively, in R&D project costs mainly attributed to UFC sponsorship fees as a result of the mutual partnership termination; and (iii) a decrease of $0.7 million and $2.6 million, respectively, in expenses related to Anandia as the testing activities shifted away from R&D towards supporting production.

During the three months ended June 30, 2021, R&D expenses decreased $0.4 million and remained relatively consistent as compared to the prior quarter.

Depreciation and amortization

Depreciation and amortization expense for the three and twelve months ended June 30, 2021 decreased by $0.5 million and $18.4 million, respectively, as compared to the same periods in the prior year. The decrease was primarily due to the impairment in property, plant and equipment and definite life intangible assets recorded subsequent to June 30, 2020.

Depreciation and amortization expense for the three months ended June 30, 2021 increased by $6.9 million as compared to the prior quarter. The increase is attributable to depreciation for facilities that are no longer in operation which was previously recognized in cost of sales.

Share-based compensation

During the three and twelve months ended June 30, 2021, share-based compensation expense decreased by $3.9 million and $38.9 million, respectively, as compared to the same periods in the prior year. The decrease was primarily due to the headcount reduction from our business transformation plan, a reduction in post-combination contingent consideration share-based payments relating to business combinations completed in prior years, a reduction in share-based payments related to options issued to our former independent strategic advisor who had resigned in September 2020, as well as a reduction in the fair value of new options issued during the respective periods. The decline in fair value is directly attributable to the decline in the Company’s stock price.

During the three months ended June 30, 2021, share-based compensation expense decreased by $3.1 million as compared to the prior quarter. The decrease was primarily due to headcount reduction and the reversal of expenses for unvested awards.

Other (expense) income

During the three months ended June 30, 2021, other expense was $85.7 million and primarily consisted of (i) $55.2 million impairment on property, plant and equipment; (ii) $41.2 million impairment on intangible assets and goodwill; (iii) $16.0 million finance and other costs; (iv) $7.7 million unrealized fair value loss from derivative investments; (v) $4.9 million impairment of deposits; offset by (vi) $22.1 million unrealized gains on derivative liabilities; (vii) $9.7 million gain from disposal of property, plant and equipment and assets held for sale.

During the year ended June 30, 2021, other expense was $417.0 million and primarily consisted of (i) $282.1 million impairment on property, plant and equipment; (ii) $66.4 million finance and other costs; (iii) $46.2 million legal settlement and contract termination fees mainly attributed to the termination of the UFC contract; (iv) $44.9 million impairment of intangibles and goodwill; (v) $15.1 million impairment of deposits; (vi) $19.6 million unrealized loss on derivative liabilities; and (vii) $2.6 million loss from the BMO debt modification and settlement; offset by (viii) $32.5 million government grant income; (ix) $11.1 million gain from disposal of property, plant and equipment and assets held for sale; (x) $12.8 million unrealized fair value gains on derivative investments; and (xi) $6.1 million other gains.

Refer to Notes 7(b), 11, 15, 16, and 19(c) of the Financial Statements for a discussion of the Company’s derivative investments, impairments of property, plant and equipment, intangible assets and goodwill, convertible debentures and warrant derivative liabilities.

15 | AURORA CANNABIS INC.	2021 ANNUAL REPORT

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended			Year ended
	June 30, 2021	March 31, 2021 (1)(2)	June 30, 2020 (1)(2)	June 30, 2021	June 30, 2020 (1)(2)
Net loss from continuing operations	(133,969)	(160,625)	(1,843,978)	(693,477)	(3,257,499)
Finance costs	15,973	16,990	28,369	66,437	76,115
Interest income	(1,295)	(1,467)	627	(5,745)	(5,913)
Income tax expense (recovery)	(9,970)	(129)	(61,436)	(6,321)	(82,235)
Depreciation and amortization	22,956	17,206	22,321	87,276	95,444
EBITDA	(106,305)	(128,025)	(1,854,097)	(551,830)	(3,174,088)
Changes in fair value of inventory sold	20,111	50,368	60,131	118,707	149,099
Unrealized gain on changes in fair value of biological assets	(15,546)	(37,483)	(37,732)	(109,178)	(125,448)
Share-based compensation	2,162	5,233	6,021	20,243	59,176
Acquisition costs	4,657	—	2,170	5,761	6,493
Foreign exchange loss (gain)	3,248	7,035	(3,003)	3,383	13,141
Share of loss from investment in associates	10	9	2,601	509	11,534
Government grant income	(4,119)	(4,692)	—	(32,489)	—
Gain on loss of control of subsidiary	—	—	—	—	(500)
(Gain) loss on financial instruments (3)	(12,640)	(2,566)	(3,265)	9,469	27,148
(Gain) loss on deemed disposal of significant influence investment	—	(204)	(11,955)	1,239	(11,955)
Gains on disposal of assets held for sale and property, plant and equipment	(9,685)	(1,595)	—	(11,119)	—
Restructuring charges	—	801	1,947	1,011	1,947
Onerous contract provision	—	—	—	2,000	—
Out-of-period adjustments (4)	66	(194)	—	1,325	—
Impairment of inventory, investment in associates, property, plant and equipment, intangibles, and goodwill	98,785	87,460	1,803,833	426,844	2,854,873
Adjusted EBITDA (5)	(19,256)	(23,853)	(33,349)	(114,125)	(188,580)
(1)Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.
(2)As a result of the Company’s dissolution and divestment of its wholly owned subsidiaries, Hempco, AHE, and ALPS, the operations of Hempco, AHE, and ALPS have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements for additional information. Including the results of Hempco, AHE, and ALPS, adjusted EBITDA loss would have been $19.5 million and $115.4 million for the three and twelve months ended June 30, 2021, respectively, and $36.5 million and $205.2 million for the three and twelve months ended June 30, 2020, respectively.
(3)Includes fair value changes on derivative investments, derivative liabilities, contingent consideration, loss on induced conversion of a debenture, and (gain) loss on the modification and settlement of debt. Refer to Note 22 of the Financial Statements.
(4)Included in out-of-period adjustments in Q4 2021 is (i) a $5.5 million cost of sales adjustment related to a catch-up of prior year raw material count reconciliations, (ii) a $0.9 million out-of-period 2021 revenue adjustment to reclassify prior period rebates against net revenue; offset by (iii) a $6.4 million other gain relating to prior periods identified through our period end reconciliations (year ended June 30, 2021 - $5.5 million raw materials cost of sales adjustment; offset by a $4.2 million other gain relating to prior periods identified through our period end reconciliations).
(5)Adjusted EBITDA is a non-GAAP financial measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Performance Measures” section of the MD&A.

Included in the three months ended June 30, 2021 Adjusted EBITDA loss is $5.1 million (three months ended March 31, 2021 and June 30, 2020 - $3.2 million and $1.0 million, respectively) related to restructuring charges, severance and benefits associated with the business transformation plan, nil (three months ended March 31, 2021 and June 30, 2020 - $2.2 million and $0.8 million, respectively) legal settlement and contract termination fees, and $0.25 million (three months ended March 31, 2021 and June 30, 2020 - $1.9 million and nil, respectively) in revenue provisions as a result of our Company initiated product swap to replace low quality product with higher potency product at the Provinces. Excluding these impacts, Adjusted EBITDA loss would have been $13.9 million, $16.5 million, and $31.5 million for the three months ended June 30, 2021, March 31, 2021, and June 30, 2020, respectively.

Adjusted EBITDA loss improved by $14.1 million, or 42%, for the three months ended June 30, 2021 as compared to the same period in the prior year. The decrease in Adjusted EBITDA loss was primarily attributable to (i) $15.7 million reduction in SG&A and R&D expense; offset by (ii) $3.4 million decrease in gross profit before fair value adjustments, excluding the impacts of inventory impairment, cost of sales depreciation, and the $5.5 million out-of-period cost of sales adjustment. Excluding the $5.3 million (Q4 2020 - $1.8 million) severance, restructuring, legal settlement charges and product swap revenue provisions noted above, Adjusted EBITDA loss would have been $13.9 million, a decrease of $17.6 million from the prior year.

Adjusted EBITDA loss decreased by $4.6 million, or 19%, for the three months ended June 30, 2021 as compared to the prior quarter. The decrease is primarily attributable to a $4.7 million increase in adjusted gross profit before fair value adjustments, excluding the impacts of

16 | AURORA CANNABIS INC.	2021 ANNUAL REPORT

inventory impairment, cost of sales depreciation, and the $5.5 million out-of-period cost of sales adjustment. Excluding the $5.3 million (Q3 2021 - $7.3 million) severance, legal settlement charges and product swap revenue provisions noted above, Adjusted EBITDA loss would have been $13.9 million, a $2.6 million decrease from Q3 2021.

Adjusted EBITDA loss improved by $74.5 million, or 39%, for the year ended June 30, 2021 as compared to the prior year primarily due to: (i) a $126.5 million reduction in SG&A and R&D expense; offset by (ii) a $10.2 million decrease in gross profit before fair value adjustments, excluding the impacts of inventory impairment and cost of sales depreciation, and the $5.5 million out-of-period cost of sales adjustment; and (iii) $46.6 million in legal and contract settlement costs. Included in Adjusted EBITDA loss for the year ended June 30, 2021 is $13.7 million (June 30, 2020 - $6.0 million) related to restructuring charges, severance and benefits associated with the business transformation plan, $46.6 million (June 30, 2020 - $0.8 million) legal settlement and contract termination fees, and $3.9 million (June 30, 2020 - nil) in revenue provisions as a result of our Company initiated product swap to replace low quality product with higher potency product at the Provinces. Excluding these impacts, Adjusted EBITDA loss would have been $49.9 million for the year ended June 30, 2021, a decrease of $131.9 million or 73% compared to $181.8 million in the prior year.

Liquidity and Capital Resources

($ thousands)	June 30, 2021	June 30, 2020 (1)	June 30, 2019 (1)
Cash and cash equivalents	421,457	162,179	172,727
Restricted cash	19,394	—	46,066
Marketable securities	3,751	7,066	143,248

Working capital	549,517	145,258	218,595
Total assets	2,604,731	2,779,921	5,493,623
Total non-current liabilities	450,656	384,439	674,086

Capitalization
Convertible notes	327,931	327,038	503,581
Loans and borrowings	—	113,921	139,918
Lease liabilities	71,619	90,288	1,326
Total debt	399,550	531,247	644,825
Total equity	2,037,700	2,123,226	4,383,173
Total capitalization	2,437,250	2,654,473	5,027,998
(1)Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.

Total assets decreased by $175.2 million from the prior year primarily due to (i) $340.3 million decrease in property, plant and equipment as a result of $273.0 million impairment charges and $66.5 million depreciation; (ii) $85.0 million decrease in intangible assets and goodwill as a result of $44.9 million impairment charges, $37.5 million amortization, and $1.6 million disposals; offset by (ii) $278.7 million increase in cash and cash equivalents and restricted cash (refer to Cash Flow Highlights below).

As at June 30, 2021, total capitalization decreased by $217.2 million compared to June 30, 2020. The decrease was primarily due to a (i) $113.9 million decrease in loans and borrowings from the full settlement and discharge of the BMO debt; (ii) $85.5 million decrease in equity as a result of $342.1 million impairment charges for intangible assets, goodwill, deposits, property, plant and equipment and assets held for sale, offset by equity financings; and (iii) $18.7 million decrease in lease liabilities from disposals and lease payments.

During the year ended June 30, 2021, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue and equity financing. For more information on key cash flows related to operations, investing and financing activities during the period, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

In an effort to manage liquidity prudently while the Company works to achieve profitability and positive cash flow, Aurora has taken the following steps:

▪During the year ended June 30, 2021, the Company raised net proceeds of $278.5 million (US$210.4 million) under its 2019 ATM program. As at December 31, 2020 and June 30, 2021, the Company had no remaining available amounts to drawn down under the 2019 ATM;
▪On October 9, 2020, the Company sold all of its 31,956,347 common shares held in Cann Group at A$0.20 per share for net proceeds of $5.9 million;
▪On October 29, 2020, the Company filed a short form base shelf prospectus (“2020 Shelf Prospectus”) and a corresponding shelf registration statement on Form F-10 (the “2020 Registration Statement”) with the United States Securities and Exchange

17 | AURORA CANNABIS INC.	2021 ANNUAL REPORT

Commission (the “SEC”). The 2020 Shelf Prospectus and the 2020 Registration Statement was declared effective on October 29, 2020 and allows the Company to make offerings of up to US$500 million in common shares, preferred shares, warrants, subscription receipts and debt securities, or any combination thereof during the 25-month period that the 2020 Shelf Prospectus remains effective. Should the Company decide to offer additional securities during this period, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement to the 2020 Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC;
▪In November 2020, the Company filed a supplement under the 2020 Shelf Prospectus for its November Unit Offering (refer to Equity Financings section below) and raised $226.2 million (US$172.5 million) through the issuance of 23,000,000 units at US$7.50 per unit;
▪In December 2020, the Company announced that it had ceased construction of its Aurora Sun facility to align cultivation with current market demand and expectations;
▪In January 2021, the Company filed a second supplement under the 2020 Shelf Prospectus for its January Unit Offering (refer to Equity Financings section below) and raised $175.8 million (US$137.9 million) through the issuance of 13,200,000 units at US$10.45 per unit;
▪On March 30, 2021, the Company filed a short form base shelf prospectus (“2021 Shelf Prospectus”) and a corresponding shelf registration statement on Form F-10 (the “2021 Registration Statement”) with the SEC. The 2021 Registration Statement was declared effective by the SEC on March 30, 2021 and allows the Company to make offerings of up to US$1.0 billion in common shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2021 Shelf Prospectus remains effective. Should the Company decide to offer additional securities during this period, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement to the 2021 Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC;
▪In April, the Company converted an aggregate of $3.0 million of its June 2019 and November 2019 High Tide convertible debentures into 9,269,840 common shares at a weighted average conversion price of $0.42. The Company also exercised 7,936,507 warrants held in High Tide at $0.50 for a cost of $4.0 million. Additionally, the Company then sold all 18,650,197 of its common shares held in High Tide at a weighted average price of $0.64 per share for net proceeds of $11.8 million;
▪On May 13, 2021, the Company announced a plan to accelerate $60 million to $80 million in annualized cost efficiencies which are expected to be realized over the next 12 to 18 months. The efficiencies are expected to be $40 million to $60 million in costs of sales and approximately $20 million in selling, general, and administration expenses, and related primarily to production costs, facility and logistic expenses, organizational efficiencies, insurance and capital markets related expenses.
▪On May 19, 2021, the Company filed a supplement under the 2021 Shelf Prospectus for an ATM program (“2021 ATM”). The 2021 ATM program provides for US$300 million in common shares to be sold by registered dealers on behalf of Aurora in the U.S. at prevailing market prices at the time of sale. As of the date of this report, no common shares have been sold under the 2021 ATM; and
▪During the year ended June 30, 2021, the Company sold two production facilities for net proceeds of $13.9 million in connection with its business transformation plan. The $13.9 proceeds from sale was used towards the repayment of the $88.7 million principal outstanding under Facility B of the BMO Credit Facility.

These initiatives are expected to provide the Company with increased liquidity and flexibility to meet its financial commitments, including its near-term cash obligations of $98.4 million. As of June 30, 2021, the Company has access to the following capital resources available to fund operations, obligations, and strategic initiatives:
•$421.5 million cash and cash equivalents; and
•US$1.0 billion securities registered for sale under the 2021 Shelf Prospectus for future financings or issuances of securities, including US$300 million available securities for sale under the 2021 ATM program.

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2021 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

Credit Facility

On August 29, 2018, the Company entered into a secured credit agreement (as amended, the “Credit Agreement”) with Bank of Montreal (“BMO”) and certain lenders to establish a credit facility (as amended, the “Credit Facility”). Refer to Note 17 of the Financial Statements for additional details on the Credit Facility.

On September 9, 2020, the Company executed an amendment to the First Amendment to the First Amended and Restated Credit Agreement (the “Second Amendment to the First Amended and Restated Credit Agreement”) which restructures existing financial covenants and retroactively applies to and remedies the Company’s covenant breach as at June 30, 2020. Under the Second Amendment to the First Amended and Restated Credit Agreement, the Company was required to meet the following financial covenants:

•Total funded debt to shareholders’ equity is not to exceed 0.28:1 for the quarters ending June 30, 2020 and September 30, 2020, and shall be reduced to 0.25:1 for the quarter ending December 31, 2020 onwards. For the purposes of calculating the total funded debt to shareholders’ equity ratio, shareholders’ equity excludes the $172.3 million loss from the induced conversion of the March 2018 Debentures;
•Total senior funded debt to EBITDA is not to exceed 3.00:1 at June 30, 2021. Total senior funded debt is defined as total funded debt of the Aurora and its subsidiaries, other than subordinated debt and such convertible notes as agreed to be excluded by the Lenders;
•Maintenance of a minimum $35.0 million unrestricted cash balance at any time; and

18 | AURORA CANNABIS INC.	2021 ANNUAL REPORT

•Achievement of quarterly minimum EBITDA thresholds as follows:

(i)for the fiscal quarter ended September 30,2020: $(11.0) million;
(ii)for the fiscal quarter ended December 31,2020: $4.0 million;
(iii)for the fiscal quarter ended March 31, 2021: $10.0 million;
(iv)for the fiscal quarter ended June 30, 2021: $17.0 million; and
(v)for the twelve month fiscal period ending June 30, 2021: $20.0 million.

On December 17, 2020, the Company executed a second amended Credit Facility (the “Second Amended and Restated Credit Agreement”) which restructures existing financial covenants, extends the credit facility maturity date and adjusts certain repayment terms. Under the Second Amended and Restated Credit Agreement, the key amended terms are as follows:

•An extension of the maturity date from August 29, 2021 to December 31, 2022;
•A requirement to maintain a restricted cash balance of $50.0 million that can be used to repay, at any time at the Company’s discretion, the outstanding principal on Facility B on a 1:1 basis with a corresponding reduction in the restricted cash balance requirement;
•100% of net proceeds received from the sale of certain Canadian facilities will be used to repay the outstanding principal on Facility B up to a maximum of $36.5 million; these repayments will reduce the quarterly principal repayments evenly over the remaining term post June 30, 2021. 75% of net proceeds received in excess of $5.0 million from the sale of other properties will be used to repay the outstanding principal on Facility B; and
•A single financial covenant requiring a minimum unrestricted cash balance of the lesser of i) $75.0 million or ii) 225% of the outstanding principal on Facility B less any cash collateral.

On June 1, 2021, the Company fully repaid the $88.7 million principal outstanding under Facility B using the $50.0 million balance in restricted cash towards the repayment. As of June 30, 2021, the Company was fully released and discharged from all of its indebtedness and obligations under the Second Amended and Restated Credit Agreement.

As of June 30, 2021, the Company had a total of $1.8 million of letters of credit outstanding with BMO and $4.4 million cash collateral recognized in restricted cash for the outstanding letters of credit and the corporate credit card.

Equity Financings

On April 2, 2019, the Company filed a Shelf Prospectus (the “2019 Shelf Prospectus”) with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 (the “2019 Registration Statement”) with the SEC. The 2019 Shelf Prospectus and the 2019 Registration Statement allowed the Company to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof of up to US$750.0 million during the 25-month period that the 2019 Shelf Prospectus is effective. The Company filed two prospectus ATM supplements (the “2019 ATM”) which together provided for the sale of up to US$650 million of common shares by registered dealers on behalf of Aurora at prevailing market prices at the time of sale. During the year ended June 30, 2021, the Company issued 42,359,118 common shares under the ATM program for US$215 million gross proceeds, with no remaining amounts available under the 2019 ATM as at June 30, 2021.

On October 29, 2020, the Company filed the 2020 Shelf Prospectus and a corresponding 2020 Registration Statement with the SEC. The 2020 Shelf Prospectus and the 2020 Registration Statement allowed the Company to make offerings of common shares, preferred shares, warrants, subscription receipts and debt securities, or any combination thereof of up to US$500 million during the 25-month period that the 2020 Shelf Prospectus remains effective. In November 2020, the Company filed a supplement under the 2020 Shelf Prospectus (“November Unit Offering”) and raised $226.2 million (US$172.5 million) through the issuance of 23,000,000 units at US$7.50 per unit. In January 2021, the Company completed a second unit offering (the “January Unit Offering”) under the 2020 Shelf Prospectus and raised $175.8 million (US$137.9 million).

On March 30, 2021, the Company filed a 2021 Shelf Prospectus and a corresponding 2021 Registration Statement with the SEC. The 2021 Shelf Prospectus and the 2021 Registration Statement allows the Company to make offerings of up to US$1.0 billion in common shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2021 Shelf Prospectus remains effective. As of June 30, 2021, US$1.0 billion remains available for use.

19 | AURORA CANNABIS INC.	2021 ANNUAL REPORT

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the three and twelve months ended June 30, 2021:

($ thousands)	Three months ended		Year ended
	June 30, 2021	June 30, 2020 (1)	June 30, 2021	June 30, 2020 (1)
	$	$	$	$
Cash (used in) provided by operating activities	19,423	(56,703)	(210,577)	(342,142)
Cash (used in) provided by investing activities	11,539	1,180	(26,905)	(245,430)
Cash (used in) provided by financing activities	(59,100)	(5,068)	521,954	582,562
Effect of foreign exchange	(20,643)	(7,438)	(25,194)	(5,538)
Increase (decrease) in cash and cash equivalents	(48,781)	(68,029)	259,278	(10,548)
(1)Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.

Cash provided by operating activities for the three months ended June 30, 2021 increased by $76.1 million as compared to the same period in prior year. The increase was primarily attributable to a decrease in operational spending as a result of the business transformation plan announced on February 6, 2020 and June 23, 2020, offset by a $83.2 million changes in non-cash working capital. The decrease in non-cash working capital is mainly driven by (i) $76.6 million increase in biological assets and inventory which includes the impact of $91.8 million inventory impairment from prior year; (ii) $33.8 million increase in accounts receivable; offset by (iii) $17.5 million increase in accounts payable; and (iv) $10.7 million increase in other current liabilities.

Cash used in operating activities for the year ended June 30, 2021 decreased by $131.6 million as compared to the year ended June 30, 2020. This was primarily attributable to a reduction in operational spending and a lower headcount as a result of the business transformation plan as well as $7.2 million in changes in non-cash working capital over prior year. The decrease in non-cash working capital is mainly driven by (i) a $47.8 million increase in accounts receivable; (ii) a $5.7 million decrease in accounts payable and accrued liabilities; offset by (iii) a $34.8 million decrease in biological assets and inventory which includes the impact of $84.7 million (year ended June 30, 2020 - $94.9 million) inventory impairment; and (iv) a $10.9 million increase in other current liabilities.

Cash provided by investing activities for the three months ended June 30, 2021 increased by $10.4 million as compared to the same period in prior year. The increase was primarily attributable to (i) a $22.7 million decrease in property, plant and equipment expenditures; (ii) a $12.6 million increase in proceeds generated from disposals of property, plant and equipment; (iii) $3.6 million proceeds received from a government grant related to the co-generation project at Aurora River; offset by (iv) $21.7 million decrease in proceeds generated from the sale of investments; and (v) $6.7 million increase in investments outlays during the period.

Cash used in investing activities for the year ended June 30, 2021 decreased by $218.5 million as compared to the year ended June 30, 2020. The decrease was primarily attributable to (i) a $295.7 million decrease in property, plant and equipment expenditures; (ii) a $18.0 million increase in proceeds received from the disposal of property, plant, and equipment; (iii) $3.6 million proceeds received from a government grant; offset by (iv) $100.4 million decrease in proceeds received from the disposal of investments.

Cash used in financing activities for the three months ended June 30, 2021 increased by $54.0 million as compared to the same period in prior year. The increase was primarily attributable to (i) a $30.9 million increase in cash used for the repayment of loans mostly as a result of the full settlement and discharge of our BMO Credit Facility in Q4 2021 at the Company’s discretion; (ii) $47.8 million decrease in shares issued for cash; offset by (iii) a $30.6 million reduction in restricted cash.

Cash provided by financing activities for the year ended June 30, 2021 decreased by $60.6 million as compared to the year ended June 30, 2020. The decrease was primarily attributable to (i) a $86.4 million decrease in proceeds from long-term loans; (ii) $65.5 million increase in the use of restricted cash; offset by (iii) $90.5 million increase in shares issued for cash.

Capital Expenditures

The Company’s major capital expenditures for the Q4 2021 primarily consisted of (i) construction activities at the German production facility, (ii) activities to prepare the Polaris facility for manufacturing, and (iii) enhancements at Aurora Sky. We are simplifying our network and focusing on our core sites to transform Aurora into a company that delivers earnings both in the short-term and long-term. During the year ended June 30, 2021, capital expenditures, including intangible assets and net of disposals, was $33.8 million. Additionally, management has applied for a $9.4 million government grant related to its co-generation project at the Aurora River facility to offset the capital expenditures, of which $3.6 million was received as of June 30, 2021.

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Contractual Obligations

As at June 30, 2021, the Company had the following contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	57,944	57,944	—	—	—
Convertible notes and interest (1)	498,229	23,522	474,707	—	—
Lease liabilities (2)	144,034	10,227	26,352	20,902	86,553
Contingent consideration payable (3)	31,240	31,240	—	—	—
Capital commitments (4)	2,007	2,007	—	—	—
Purchase commitments (5)	8,092	2,066	4,132	1,894	—
Business acquisition retention payments	5,597	2,498	3,099	—	—
Total contractual obligations	747,143	129,504	508,290	22,796	86,553
(1)Assumes the principal balance outstanding at June 30, 2021 remains unconverted and includes the estimated interest payable until the maturity date.
(2)Includes interest payable until maturity date.
(3)Includes $0.1 million payable in cash, with the remainder payable in cash, shares, or a combination of both at Aurora’s sole discretion.
(4)Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.
(5)Relates to a manufacturing agreement with Capcium for the encapsulation of softgels.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and January 6, 2020. The complaint(s) alleges, inter alia, that the Company and certain of its officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file an amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed an amended complaint on September 7, 2021. The amended complaint makes new allegations pertaining to certain financial misrepresentation and improper revenue recognition by the Company, which allegations the Company is reviewing in preparing for its response to the amended complaint. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at June 30, 2021 (June 30, 2020 - nil).

The Company and its subsidiary, Aurora Cannabis Enterprises Inc., have been named in a purported class action proceeding which commenced on June 18, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at June 30, 2021 (June 30, 2020 - nil).

A claim was commenced by a party to a former term sheet on June 15, 2020 with the Queen's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim. No provision has been recognized as of June 30, 2021 (June 30, 2020 - nil).

A claim was commenced on June 17, 2020 against Aurora by a former consultant of MedReleaf regarding stock options that were believed by the plaintiff to be granted prior to MedReleaf’s Initial Public Offering. These options were not on the records of MedReleaf at the time of due diligence or acquisition and, as such, no options were granted on closing of the acquisition. As of June 30, 2021, the Company had fully settled this claim for $1.3 million and is recognized in legal settlement and contract termination fees in the statement of comprehensive loss for the year ended June 30, 2021.

On August 10, 2020, a purported class action lawsuit was filed with the Queen's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21,

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2019. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at June 30, 2021 (June 30, 2020 - nil).

On October 2, 2020, a purported class action lawsuit was commenced in the United States District Court for the District of New Jersey against the Company and certain executive officers on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, inter alia, that the Company and certain executive officers violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and as a result, the Company’s public statements were materially false and misleading. Lead plaintiff and lead counsel have been appointed and we are awaiting filing of their complaint. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at June 30, 2021 (June 30, 2020 - nil).

The Company was party to an arbitration matter with a third party with respect to a break fee believed to be due by Aurora under an agreement. Binding arbitration in favor of the other company was awarded on September 13, 2020 in the amount of $3.0 million plus interest and costs, and the payment was made by the Company on October 13, 2020. The settlement amount was recognized in legal settlement and contract termination fees in the statement of comprehensive loss.

On January 4, 2021, a civil claim was filed with the Queen’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. We filed a statement of defense on March 24, 2021. While this matter is ongoing, the Company intends to continue to defend against the claims. No provision has been recognized as of June 30, 2021 (June 30, 2020 - nil).

We are subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. We have received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on our consolidated financial statements, other than the claims described above.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $1.8 million letters of credit outstanding with BMO. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

Related Party Transactions

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Years ended June 30,
	2021	2020
Short-term employment benefits (1)	5,022	8,118
Termination benefits	2,583	4,553
Directors’ fees (2)	458	586
Share-based compensation (3)	12,543	20,628
Total management compensation (4)	20,606	33,885
(1)Short-term employment benefits include salaries, wages, bonuses and non-monetary benefits such as subsidized vehicle costs. Short-term employment benefits are measured at the exchange value, being the amounts agreed to by each party.
(2)Includes meeting fees and committee chair fees.
(3)Share-based compensation represent the contingent consideration, and the fair value of options, restricted share unites, deferred share units and performance share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (Note 20 of the Financial Statements).
(4)As of June 30, 2021, $0.8 million is payable or accrued for key management compensation (June 30, 2020 - $3.8 million).

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The following is a summary of the significant transactions with related parties:

	Years ended June 30,
	2021	2020
Production costs (1)	5,100	6,330
Services and advisory fees (2)	—	1,247
	5,100	7,577
(1)Production costs incurred with (i) Capcium Inc. (“Capcium”), a company where Aurora holds significant influence; and (ii) Sterigenics Radiation Technologies (“Sterigenics”, formerly Iotron Industries Canada Inc.), an associate of the Company’s joint venture company. Aurora does not have the authority or ability to exert power over either Capcium or Sterigenics’ financial and/or operating decisions (i.e. control).
(2)Service and advisory fees paid to Lola Ventures Inc. (a company controlled by the former CEO), and Superior Safety Codes (a company controlled by the former CEO and President).

During the year ended June 30, 2021, the Company sold Aurora Hemp Europe to the subsidiary’s President and former owner. During the year ended June 30, 2020, the Company sold ALPS back to its former founding owner.

The following amounts were receivable from (payable to) related parties:

	June 30, 2021	June 30, 2020
Equipment loan receivable from joint venture (1)	10,096	3,242
Production costs with investments in associates (2)(3)	—	(1,365)
	10,096	1,877
(1)Relates to the purchase of production equipment on behalf of the Company’s joint venture, Auralux Enterprises Ltd. (“Auralux”). The loan bears interest at 5% per annum, payable monthly. The loan is to be repaid in installments on an annual basis in an amount equal to 50% of the associate’s EBITDA. The unpaid balance of the loan matures 10 years from the funding date.
(2)Production costs incurred with (i) Capcium, a company that manufactures our softgels and in which Aurora holds significant influence in; and (ii) Sterigenics which provides cannabis processing services to the Company and is party to a common joint venture in Auralux. Pursuant to a manufacturing agreement with Capcium, the Company is contractually committed to purchase a minimum number of softgels during calendar 2020 and thereafter. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. The Company is committed to purchase 40.7 million capsules in calendar 2020, and 20.0 million capsules per calendar year until December 31, 2026. The Company believes that it is more likely than not that the minimum quantity will be met for the 2021 calendar year and as a result, no provision was recognized as of June 30, 2021 (June 30, 2020 - $0.9 million).
(3)Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange value being the amounts agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company’s Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

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Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Biological Assets

The Company defines biological assets as cannabis plants up to the point of harvest. Biological assets are measured at fair value less costs to sell at the end of each reporting period in accordance with IAS 41 - Agriculture using the income approach. The income approach calculates the present value of expected future cash flows from the Company’s biological assets using the following key Level 3 assumptions and inputs:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Weighted average effective yield	Represents the estimated loss in fair value due to harvested product not meeting specifications.	If the weighted average effective yield were higher (lower), the estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

Significant assumptions used in the fair value of biological assets include (i) the average selling price per gram; (ii) the weighted average yield per plant; (iii) weighted average effective yield; and (iv) the standard cost per gram to complete production. Refer to Note 9 for sensitivities and the impact of changes to these significant assumptions on the fair value of biological assets.

Production costs are capitalized to biological assets and include all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labor, growing materials, as well as indirect costs such as indirect labor and benefits, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

Inventory

Cannabis Inventory is transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. By-products, such as trim, are measured at their net-realizable-value (“NRV”) at point of harvest which is deducted from the total deemed cost to give a net cost for the primary product. Any subsequent post-harvest costs are capitalized to Cannabis Inventory to the extent that the cost is less than NRV. NRV for work-in-process (“WIP”) and finished Cannabis Inventory is determined by deducting estimated remaining conversion/completion costs and selling costs from the estimated sale price achievable in the ordinary course of business. Products for resale, consumable supplies and accessories are initially recognized at cost and subsequently valued at the lower of cost and NRV. The Company uses judgment in determining the NRV of inventory. When assessing NRV, the Company considers the impact of price fluctuation, inventory spoilage, inventory excess, age, and damage.

Leases

The lease liability and right-of-use asset valuation is based on the present value of the lease payments over the lease term. The lease term is determined as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We apply judgment in evaluating whether it is reasonably certain whether or not to exercise the option to extend or terminate the lease, and any modifications to the lease term will result in the revaluation of the lease. The present value of the lease payments is dependent on the incremental borrowing rate used, which we apply estimates in determining the rates.

Estimated useful life of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. Residual values, useful lives and depreciation methods are reviewed annually for relevancy and changes are accounted for prospectively. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic conditions, market conditions and the useful lives of the assets.

Impairment of property, plant and equipment

The Company assesses impairment of property, plant and equipment when an impairment indicator arises (e.g. change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a

24 | AURORA CANNABIS INC.	2021 ANNUAL REPORT

pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive loss.

Impairment of investments in associates and joint ventures

Investments in associates and joint ventures are assessed for indicators of impairment at each period end. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or there is a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount is lower than the carrying amount. An impairment loss is reversed if the reversal is related to an event occurring after the impairment loss is recognized. Reversals of impairment losses are recognized in profit or loss and are limited to the original carrying amount under the equity method as if no impairment had been recognized for the asset in prior periods. The Company uses judgment in assessing whether impairment has occurred or a reversal is required as well as the amounts of such adjustments.

Impairment of intangible assets and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is allocated to CGUs or groups of CGU’s for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill arose, which requires the use of judgment.

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

Business combinations

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Share purchase warrants

Warrants issued in foreign currencies are classified as derivative liabilities. Upon exercise, in exchange for a fixed amount of common shares, the expected cash receivable is variable due to changes in foreign exchange rates. The fair value of foreign currency share purchase warrants is determined using the quoted market price on the valuation date, which is a Level 1 input.

Share-based compensation

Depending on the complexity of the specific stock option and warrant terms, the fair value of options and warrants is calculated using either the Black-Scholes option pricing model or the Binomial model. When determining the fair value of stock options and warrants, management is required to make certain assumptions and estimates related to expected lives, volatility, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Deferred tax assets

Significant estimates are required in determining the Company’s provision for income taxes and uncertain tax positions. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, results of tax audits by tax authorities, future levels of research and development spending, changes in estimates related to repatriation of undistributed earnings of foreign subsidiaries, and changes in overall levels of pre-tax earnings. The assessment of whether or not a valuation allowance is required on deferred tax assets often requires significant judgment with regard to management’s assessment of the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

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Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, notably marketable securities, derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing to fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market. Information about valuation techniques and inputs used in determining the fair value of financial instruments is disclosed in Note 29 of the Financial Statements.

Change in Accounting Estimates

Biological Assets and Inventory Non-Material Prior Period Error

During the year ended June 30, 2021, a non-material error was identified in the valuation methodology for biological assets. As part of the fair value measurement, management incorporated the cannabis plant’s stage of growth in determining the FVLCS. In the period of harvest, the balance in biological assets was transferred directly to inventory at the average 48% stage of growth without adjusting for the incremental fair value to grow the plant through the full lifecycle. The Company now includes the incremental fair value of the plants in the valuation and transfers the biological assets to inventory at the full stage of growth at the point of harvest. Additionally, the Company revised certain key inputs used in determining FVLCS, including the incorporation of an effective yield factor based on the potency of cannabis produced. These changes primarily impacted unrealized fair value gains on biological assets and changes in fair value of inventory sold, both of which are non-cash impacts and are not material to the Company.

Management evaluated the materiality of the errors, both quantitatively and qualitatively, and concluded that the changes were not material to the consolidated financial statements taken as a whole for any prior period. The Company has revised opening deficit and corrected the error by recasting the prior period information in these consolidated financial statements. The following is a summary of the impacts to the statement of financial position, the statement of comprehensive loss, and the statement of cash flows for the year ended June 30, 2020, prior to the impact of discontinued operations (refer to Note 12(b) in the Financial Statements):

	June 30, 2020 As previously reported	Biological Assets and Inventory Adjustments	June 30, 2020 Recasted
Consolidated Statement of Financial Position
Biological assets	35,435	(17,278)	18,157
Inventory	121,827	14,053	135,880
Deferred tax liability	(3,946)	—	(3,946)
Deficit	(3,592,786)	(3,225)	(3,596,011)

June 30, 2020 As previously reported		Biological Assets and Inventory Adjustments	June 30, 2020 Recasted
Consolidated Statement of Comprehensive Loss
Cost of sales	277,234	9,167	286,401
Gross profit (loss) before fair value adjustments	1,672	(9,167)	(7,495)

Changes in fair value of inventory sold	91,825	57,274	149,099
Unrealized gain on changes in fair value of biological assets	(56,614)	(68,834)	(125,448)
Gross loss	(33,539)	2,393	(31,146)

Deferred tax recovery	(78,303)	1,416	(76,887)

Net loss from continuing operations	(3,300,493)	977	(3,299,516)
Net loss attributable to Aurora shareholders	(3,283,671)	977	(3,282,694)
Loss per share (basic and diluted)	($33.94)	$0.01	($33.93)

June 30, 2020 As previously reported		Biological Assets and Inventory Adjustments	June 30, 2020 Recasted
Consolidated Statement of Cash Flows
Unrealized gain on changes in fair value of biological assets	(56,614)	(68,834)	(125,448)
Changes in fair value of inventory sold	91,825	57,274	149,099
Deferred tax recovery	(78,303)	1,416	(76,887)
Changes in non-cash working capital	7,643	8,499	16,142
Net cash used in operating activities	(337,952)	—	(337,952)

26 | AURORA CANNABIS INC.	2021 ANNUAL REPORT

New or Amended Standards Effective July 1, 2020

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted the Amendments to IFRS 3 effective July 1, 2020 with no impact to the Company’s consolidated financial statements.

Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform

The amendments revise the existing requirements for hedge accounting and are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as Interbank Offered Rates (“IBOR”). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. The Company adopted the Amendments to IFRS 9, IAS 39 and IFRS 7 effective July 1, 2020 with no impact on the Company’s consolidated financial statements.

New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Financial Instruments
Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loan receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities, other current and long-term liabilities	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, convertible debentures, loans and borrowings, and lease liabilities	Carrying value discounted at the effective interest rate which approximates fair value

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Summary of Financial Instruments

The carrying values of the financial instruments as at June 30, 2021 are summarized in the following table:

	Amortized Cost	FVTPL	Designated FVTOCI	Total
Financial Assets	$	$	$	$
Cash and cash equivalents	421,457	—	—	421,457
Restricted cash	19,394	—	—	19,394
Accounts receivable, excluding taxes receivable	54,636	—	—	54,636
Marketable securities	—	—	3,751	3,751
Derivatives	—	59,382	—	59,382
Loan receivable	10,096	—	—	10,096
Lease receivable	4,256	—	—	4,256
Financial Liabilities
Accounts payable and accrued liabilities	57,944	—	—	57,944
Convertible debentures (1)	327,931	—	—	327,931
Contingent consideration payable	—	374	—	374
Other current liabilities	10,874	—	—	10,874
Lease liabilities	71,619	—	—	71,619
Derivative liability	—	91,939	—	91,939
Other long-term liabilities	104	—	—	104
(1)The fair value of convertible notes includes both the debt and equity components.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

($ thousands)	Level 1	Level 2	Level 3	Total
As of June 30, 2021
Marketable securities (1)	3,751	—	—	3,751
Derivative assets (1)	—	42,477	16,905	59,382
Contingent consideration payable (2)	—	—	374	374
Derivative liability (2)	88,860	3,079	—	91,939

As of June 30, 2020
Marketable securities	6,066	—	1,000	7,066
Derivative assets	—	37,480	16,102	53,582
Contingent consideration payable (3)	—	—	19,054	19,054
Derivative liability (2)	—	1,827	—	1,827
(1)    For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the year ended June 30, 2021, refer to Notes 7(a) and (b) of the Financial Statements.
(2)    For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the year ended June 30, 2021, please refer to Note 16(ii) and Note 19(c) of the Financial Statements.
(3)    In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date. Refer to Note 13 in the Financial Statements.

During the year ended June 30, 2021, there have been no transfers between fair value levels during the period.

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Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of June 30, 2021, $7.0 million of trade accounts receivable, net of allowances, are from non-government wholesale customers (June 30, 2020 - $2.2 million). As of June 30, 2021, the Company recognized a $5.4 million provision for expected credit losses (June 30, 2020 - $1.7 million).

As at June 30, 2021, the Company’s aging of trade receivables was as follows:

($ thousands)	June 30, 2021	June 30, 2020
0 – 60 days	36,195	34,167
61 + days	5,835	11,032
	42,030	45,199

The Company’s contractual cash flows from lease receivables was as follows:

($ thousands)	June 30, 2021
$
Next 12 months	1,103
Over 1 year to 2 years	1,315
Over 2 years to 3 years	1,375
Over 3 years to 4 years	1,028
Over 4 years to 5 years	346
Thereafter	398
Total undiscounted lease payments receivable	5,565
Unearned finance income	(331)
Total lease receivable	5,234
Current	978
Long-term	4,256
(1)The Company had no subleases during the year ended June 30, 2020

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

Market risk

Market risk is the risk that changes in the market related factors, such as foreign exchange rates and interest rates, will affect the Company’s (loss) income or the fair value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

(i)     Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, certain of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are, therefore, subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, Danish Krone, and U.S. dollars. The Company holds cash in Canadian dollars, U.S. dollars, Danish Krone and Euros; investments denominated in U.S. dollars; US$345.0 million of U.S. dollar denominated Senior Notes; and US$71.7 million of warrant derivative liabilities exercisable in U.S. dollars. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

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The Company has determined that as at June 30, 2021, the effect of a 10% increase or decrease in Euros, Danish Krone, and U.S. dollars against the Canadian dollar on financial assets and liabilities would result in an increase or decrease of approximately $40.0 million (June 30, 2020 – $41.8 million) to net loss and $4.7 million (June 30, 2020 – $2.6 million) to comprehensive loss for the year ended June 30, 2021.

At June 30, 2021, the Company has not entered into any hedging agreements to mitigate currency risks, with respect to foreign exchange rates.

(ii)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. During the year ended June 30, 2021, the Company’s financial liabilities consisted primarily of long-term fixed rate debt or variable rate debt. Fluctuations in interest rates could have impacted the Company’s cash flows, primarily with respect to the interest payable on the Company’s variable rate debt, which consisted of the BMO term loan with a total principal value of $88.7 million (June 30, 2020 – $117.5 million). If the variable interest rate changed by 10 basis points, net and comprehensive loss would have increased or decreased by approximately $0.4 million (June 30, 2020 – $0.5 million). During the year ended June 30, 2021, the Company repaid the balance of the BMO term loan and no longer had any term loans outstanding at June 30, 2021.

(iii)     Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s warrant derivative liabilities, marketable securities and investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of warrant derivative liabilities, marketable securities and derivative investments held in publicly traded entities are based on quoted market prices which the warrants or investment shares can be exchanged for. The fair value of marketable securities and derivatives held in privately-held entities are based on various valuation techniques, as detailed under the “Financial Instruments” section above, and is dependent on the type and terms of the security.

If the fair value of these financial assets and liabilities were to increase or decrease by 10% as of June 30, 2021, the Company would incur an associated increase or decrease in net and comprehensive loss of approximately $15.2 million (June 30, 2020 – $6.1 million). Refer to Note 7 of the Financial Statements for details on the fair value of marketable securities and derivatives investments, and Note 19(c) for details on the warrant derivative liabilities.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at August 31, 2021:

Securities (1)	Units Outstanding
Issued and outstanding common shares	198,120,055
Stock options	3,328,986
Warrants	18,447,389
Restricted share units	964,068
Deferred share units	57,383
Performance share units	385,385
Convertible debentures	47,737,650
(1)Refer to Note 16 “Convertible Debentures”, Note 19 “Share Capital” and Note 20 “Share-Based Compensation” of the Financial Statements for a detailed description of these securities.

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Historical Quarterly Results

($ thousands, except per share and Operational Results)	Q4 2021	Q3 2021 (1)	Q2 2021 (1)	Q1 2021 (1)
Financial Results
Net revenue (2)	$54,825	$55,161	$67,673	$67,593
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	54%	44%	44%	49%
Loss from continuing operations attributable to common shareholders	($133,969)	($160,625)	($300,222)	($97,197)
(Loss) earnings from discontinued operations attributable to common shareholders	($1,179)	$—	$2,298	($2,731)
Loss earnings attributable to common shareholders	($135,148)	($160,625)	($297,924)	($99,928)
Basic and diluted loss per share from continuing operations	($0.68)	($0.83)	($1.79)	($0.83)
Basic and diluted loss per share	($0.68)	($0.83)	($1.77)	($0.85)

Balance Sheet
Working capital	$549,517	$646,310	$592,519	$206,334
Cannabis inventory and biological assets (4)	$120,297	$102,637	$179,275	$171,086
Total assets	$2,604,731	$2,839,155	$2,829,963	$2,762,181

Operational Results – Cannabis
Average net selling price of dried cannabis excluding bulk sales (3)	$5.11	$5.00	$4.45	$3.86
Kilograms sold	11,346	13,520	15,253	16,139

	Q4 2020 (1)(5)	Q3 2020 (1)	Q2 2020 (1)	Q1 2020 (1)
Financial Results
Net revenue (2)	$68,426	$72,217	$54,679	$73,381
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	49%	41%	44%	57%
(Loss) earnings from continuing operations attributable to common shareholders	($1,839,435)	($131,188)	($1,286,761)	$26,551
Loss from discontinued operations attributable to common shareholders	($15,721)	($16,965)	($11,763)	($7,412)
(Loss) earnings attributable to common shareholders	($1,855,156)	($148,153)	($1,298,524)	$19,139
Basic and diluted (loss) earnings per share from continuing operations	($16.52)	($1.31)	($14.18)	$0.31
Basic and diluted (loss) earnings per share	($16.66)	($1.48)	($14.31)	$0.22

Balance Sheet
Working capital	$145,258	$416,108	$398,665	$123,106
Cannabis inventory and biological assets (4)	$135,973	$212,782	$199,463	$178,104
Total assets	$2,779,921	$4,685,952	$4,654,641	$5,606,155

Operational Results – Cannabis
Average net selling price of dried cannabis excluding bulk sales (3)	$3.60	$4.64	$5.21	$5.69
Kilograms sold	16,748	12,729	9,501	12,463
(1)Certain previously reported amounts have been restated to exclude the results related to discontinued operations and recast for the biological assets and inventory non-material prior period error. For further detail, refer to Note 12(b) of the Financial Statements and “Change in Accounting Policies and Estimates” section above, respectively.
(2)Net revenues represent our total gross revenues net of excise taxes levied by the CRA effective October 17, 2018, on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)Refer to “Cautionary Statement Regarding Certain Performance Measures” section of this MD&A for the defined terms.
(4)Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(5)In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date. Refer to Note 12 of the Financial Statements.

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Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

We have a limited operating history and there is no assurance we will be able to achieve or maintain profitability.

Aurora Marijuana Inc. was the entity in which our operating business was originally organized. This company was incorporated in 2013 and our business began operations in 2015. We started generating revenues from the sale of cannabis in January 2016. Because we are considered an early-stage enterprise, and due to the disruption and slower than anticipated growth of the cannabis market globally and in Canada, we are subject to all of the associated business risks and uncertainties which include, but are not limited to, under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues.

We have incurred operating losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, as we explore and implement initiatives to grow our business, we expect to continue to increase operating expenses. If our revenues do not increase to offset these expected increases in costs and operating expenses, we may not be profitable. Our limited operating history may make it difficult for investors to evaluate our prospects for success. There is no assurance that we will be successful in achieving a return on shareholders’ investments and the likelihood of success is uncertain in light of the early stage of our operations.

Our business is reliant on the good standing of our licenses.

Our ability to continue our business of cannabis cultivation, storage, and distribution is dependent on the good standing of all of our licenses, authorizations, and permits and adherence to all regulatory requirements related to such activities. We will incur ongoing costs and obligations related to regulatory compliance. Any failure to comply with the terms of the licenses, or to renew the licenses after their expiry dates, would have a material adverse impact on the financial conditions and operations of the business. Although we believe that we will meet the requirements of the Cannabis Act for future extensions or renewals of the licenses, there can be no assurance that Health Canada will extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada or the Canada Revenue Agency not extend or renew the licenses, or should they renew the licenses on different terms, our business, financial condition and operations would be materially adversely affected. The same risks may arise when expanding our operations to foreign jurisdictions.

We are committed to regulatory compliance, including but not limited to the maintenance of good production practices and physical security measures required by Health Canada. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or restrictions on our operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require changes to our operations, increased compliance costs or give rise to material liabilities, which could have an adverse effect on our business, financial condition and operations.

Our Canadian licenses are reliant on our established sites.

The Canadian licenses we hold are specific to individual facilities. Any adverse changes or disruptions to the functionality, security and sanitation of our sites or any other form of non-compliance may put our licenses at risk, and ultimately adversely impact our business, financial condition and operations. As our operations and financial performance may be adversely affected if we are unable to keep up with such requirements, we are committed to the maintenance of our sites and intend to comply with Health Canada and their inspectors as required.

As our business continues to grow, any expansion to or update of our current operating sites, will require the approval of Health Canada. There is no guarantee that Health Canada will approve any such expansions and/or renovations, which could adversely affect our business, financial condition and operations.

We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.

Achievement of our business objectives is contingent, in part, upon compliance with the regulatory requirements enacted by applicable government authorities, including those imposed by Health Canada, and obtaining all applicable regulatory approvals, where necessary. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or with respect to any activities or our facilities, or the extent of testing and documentation that may be required by government authorities on an ongoing basis. The impact of regulatory compliance regimes and any delays in obtaining, maintaining or renewing, or failure to obtain, maintain or renew, regulatory approvals may significantly delay or impact the development of our business and operations. Non-compliance could also have a material adverse effect on our business, financial condition and operations.

Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.

Our business is subject to a variety of laws, regulations, and guidelines relating to the marketing, manufacturing, management, transportation, storage, sale, packaging and labeling, disposal and, if necessary, acquisition of cannabis. We are also subject to laws, regulations, and guidelines relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As the laws, regulations and guidelines pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Changes to such laws, regulations, and guidelines may cause material adverse effects on our business, financial condition and operations.

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The legislative framework pertaining to the Canadian non-medical cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may limit our ability to participate in such markets.

Failure to comply with anti-money laundering laws and regulation could subject us to penalties and other adverse consequences.

We are subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of our operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation, and any persons, including such United States based investors, found to be aiding and abetting us in such violations could be subject to liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures. This could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.

As the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors are expected to increase. Consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption or preferences away from medical cannabis and towards consumer cannabis. The Cannabis Act also permits patients to produce a limited amount of cannabis for their own purposes or to designate a person to produce a limited amount of cannabis on their behalf. Such shifts in market demand, and other factors that we cannot currently anticipate, could potentially reduce the market for our products, which could ultimately have a material adverse effect on our business, financial condition and operations.

Some companies may have significantly greater financial, technical, marketing, and other resources compared to us. Such companies may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. Such competition may make it difficult to enter into supply agreements, negotiate favourable prices, recruit or retain qualified employees, and acquire the capital necessary to fund our capital investments.

The cannabis industry, particularly the recreational cannabis industry, in which we operate is, and is expected to continue to be, highly competitive. As such there is potential that we will face intense competition from existing companies and additional competition from new entrants. The number of licenses granted, and the number of licensed producers ultimately authorized by Health Canada, could have an adverse impact on our ability to compete for market share in Canada’s cannabis market. We also face competition from illegal cannabis dispensaries, who do not have a valid license, that are selling cannabis to individuals.

In order for us to be competitive, we will need to invest significantly in research and development, market development, marketing, new client identification, distribution channels, and client support. If we are not successful in obtaining sufficient resources to invest in these areas, our ability to compete in the market may be adversely affected, which could materially and adversely affect our business, financial conditions and operations.

Our future success depends upon our ability to maintain competitive production costs through economies of scale and our ability to recognize higher margins through the sale of higher margin products. To the extent that we are not able to continue to produce our products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, our business, financial conditions and operations could be materially adversely affected.

Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.

Our revenues are in a large part derived from the production, sale, and distribution of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to our growing operations, as well other overhead costs such as electricity, water, and utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs, including an inability to secure required supplies and services or to do so on appropriate terms could materially and adversely impact our business, financial condition, and results of operations. This includes any change in the selling price of products set by the applicable province or territory. The price of cannabis is affected by numerous factors beyond our control and any price decline may have a material adverse effect on our business, financial condition and operations.

We may not be able to realize our growth targets.

Our ability to continue the production of cannabis products at the same pace as we are currently producing, or at all, and our ability to continue to increase both our production capacity and our production volumes, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, contractor or operator errors, breakdowns, aging or failure of equipment or processes, and labour disputes. Factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to our facilities, those specifically related to outdoor cultivation practices, such as droughts, environmental pollution and inadvertent contamination, and any major incidents or catastrophic events affecting the premises, such as fires, explosions, earthquakes or storms, may all materially and adversely impact the growth of our business.

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The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.

Part of our current revenues depend upon our supply contracts with the various Canadian provinces and territories. There are many factors which could impact our contractual agreements and alterations to, or the termination of, such contracts may adversely impact our business, financial condition and operations.

Our continued growth may require additional financing, which may not be available on acceptable terms or at all.

Our continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of our current business strategy or our ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity, equity-linked securities, or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Common Shares. In addition, from time to time, we may enter into transactions to acquire assets or equity securities of other companies. These transactions may be financed wholly or partially with debt, which may increase our debt levels above industry standards and our ability to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that we would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.

Any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares.

We are required to comply with the covenants in our convertible senior notes due February 28, 2024. These covenants may create a risk of default on our debt if we cannot satisfy or continue to satisfy these covenants. If we cannot comply with a debt covenant or anticipates that it will be unable to comply with a debt covenant under any debt instrument it is party to, management may seek a waiver and/or amendment to the applicable debt instrument in respect of any such covenant in order to avoid any breach or default that might otherwise result therefrom. If we default under a debt instrument and the default is not waived by the lender(s), the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. If such event were to occur, we cannot give any assurance that (i) its lenders will agree to any covenant amendments or waive any covenant breaches or defaults that may occur, and (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by us on existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of its common shares.

We may not be able to successfully develop new products or find a market for their sale.

The medical and non-medical cannabis industries are in their early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by us. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and operations.

As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.

Because the cannabis market and associated products and technology are rapidly evolving, both domestically and internationally, we may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing our products is complex and requires significant costs, development efforts, and third-party commitments. Our failure to develop new products and technologies and the potential disuse of our existing products and technologies could adversely affect our business, financial condition and operations. Our success will depend, in part, on our ability to continually invest in research and development and enhance our existing technologies and products in a competitive manner.

Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.

Our success depends on our ability to attract and retain customers. The Cannabis Act strictly regulates the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. It is currently prohibited to use testimonials and endorsements, depict people, characters and animals and produce any packaging that may be appealing to young people. The restrictions on packaging, labelling, and the display of our cannabis products may adversely impact our ability to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This may ultimately have a material adverse effect on our business, financial conditions and operations.

The cannabis business may be subject to unfavorable publicity or consumer perception.

We believe that the cannabis industry is highly dependent upon positive consumer and investor perception regarding the benefits, safety, efficacy and quality of the cannabis distributed to consumers. Cannabis is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, financial condition, results of operations and prospects. Our dependence upon consumer perception means that adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research

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findings or publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for products, and our business, financial condition, results of operations and prospects.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on us. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how we are perceived by others.

Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.

The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. In particular, while we attempt to conduct our cannabis-related business activities in compliance with all laws, negative perception of cannabis-related activities could cause the parties with whom we do business to discontinue their relationships with us and may cause potential counterparties to decline to do business with us. These risks may increase during periods in jurisdictions where cannabis-related activities are illegal and where jurisdictions focus their enforcement efforts on eliminating such activities. Failure to establish or maintain business relationships could have a material adverse effect on our business, financial condition and operations.

There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.

There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using our cannabis and cannabis derivative products. Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner.

We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.

We have entered into, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete and develop strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen regulatory issues, integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from current operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and operations.

Our success will depend on attracting and retaining key personnel.

Our success will depend on our directors’ and officers’ ability to develop and execute our business strategies and manage our ongoing operations, as well as our ability to attract and retain key personnel. Competition for qualified professionals, technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain key personnel in the future, which may adversely impact our operations. While employment and consulting agreements are customary, these agreements cannot assure the continued services of such individuals.

Further, as a Licensed Producer under the Cannabis Act, certain key personnel are required to obtain a security clearance by Health Canada. Licenses will not be granted until all key personnel have been granted security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing or future key personnel will be able to obtain or renew such clearances. A failure by key personnel to maintain or renew their security clearance could result in a material adverse effect on our business, financial condition and operations. There is also a risk that if key personnel leave the Company, we may not be able to find a suitable replacement that can obtain a security clearance in a timely manner, or at all.

Certain of our directors and officers may have conflicts of interests due to other business relationships.

We may be subject to potential conflicts of interest as some of our directors and officers may be engaged in a range of other business activities. Our directors and officers are permitted to devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. However, in some cases these outside business interests can require significant time and attention which may interfere with their ability to devote the necessary time to our business, and there is no assurance that such occurrences would not adversely affect our operations.

We may also become involved in other transactions which conflict with the interests of its directors and officers who may, from time to time, deal with persons, institutions or corporations with which we may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with our interests. In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval thereof in accordance with applicable laws. In accordance with applicable laws, our directors are required to act honestly, in good faith and in the Company’s best interests.

Future execution efforts may not be successful.

There is no guarantee that our current execution strategy will be completed in the currently proposed form, if at all, nor is there any guarantee that we will be able to expand into additional jurisdictions. There is also no guarantee that expansions to our marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits (such as additional

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licenses from Health Canada under the Cannabis Act) and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no guarantee that we will be able to complete any of the foregoing activities as anticipated or at all. Our failure to successfully execute our strategy could adversely affect our business, financial condition and operations and may result in our failing to meet anticipated or future demand for products, when and if it arises.

In addition, the construction (or remaining construction) of any current or future facilities is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond our control, including the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed our budgets. As a result of construction delays, cost overruns, changes in market circumstances or other factors, we may not be able to achieve the intended economic benefits, which in turn may materially and adversely affect our business, prospects, financial condition and operations.

We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.

As international demand grows, we intend to consider the expansion of our operations and business into jurisdictions outside of Canada, some of which are emerging markets, but there can be no assurance that any market for our products will develop in any such foreign jurisdiction. The continuation or expansion of our operations internationally will depend on our ability to renew or secure the necessary permits, licenses, or other approvals in those jurisdictions. An agency's denial of or delay in issuing or renewing a permit, license, or other approval, or revocation or substantial modification of an existing permit or approval, could prevent us from continuing our operations in or exports to other countries.

Operations in non-Canadian markets may expose us to new or unexpected risks or significantly increase our exposure to one or more existing risk factors. Some governmental regulations may require us to award contracts in, employ citizens of, and/or purchase supplies from the jurisdiction. These factors may limit our capability to successfully expand our operations and may have a material adverse effect on our business, financial condition and operations.

In addition, we are further subject to a wide variety of laws and regulations domestically and internationally with respect to the flow of funds and product across international borders and the amount of medical cannabis we export may be limited by the various drug control conventions to which Canada is a signatory.
While we continue to monitor developments and policies in the emerging markets in which we operate and assess the impact thereof to our operations, such developments cannot be accurately predicted and could have an adverse effect on our business, operations or profitability.

Our business may be affected by political and economic instability.

We may be affected by possible political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates, and high rates of inflation. Changes in medical and agricultural development or investment policies or shifts in political viewpoints of certain countries may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use. The effect of these factors cannot be accurately predicted.

We rely on international advisors and consultants in foreign jurisdictions.

The legal and regulatory requirements in the foreign countries in which we currently or intend to operate are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to ensure our compliance with material legal, regulatory and governmental developments as they pertain to and affect our business operations, to assist with governmental relations and enhance our understanding of and appreciation for the local business culture and practices. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect our business, financial condition and operations.

Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (United States) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.

We are subject to the CFPOA and the FCPA, which generally prohibit companies and their employees from engaging in bribery, kickbacks or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The CFPOA and the FCPA also require companies to maintain accurate books and records and internal controls, including at foreign controlled subsidiaries. In addition, we are subject to other anti-bribery laws of other countries in which we conduct, or will conduct, business that apply similar prohibitions as the CFPOA and FCPA (e.g. the Organization for Economic Co-operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the CFPOA, the FCPA, or other anti-bribery laws to which we may be subject for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and operations.

We may be subject to uninsured or uninsurable risks.

While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. No assurance can be given that such insurance will be adequate to cover our liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. We may be subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our normal business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our business, financial condition and operations.

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We may be subject to product liability claims.

As a manufacturer and distributor of products designed to be inhaled and ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused or contributed to injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, adversely affect our reputation and goodwill with our customers, and could have a material adverse effect on our business, financial condition and operations. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of such products.

Our cannabis products may be subject to recalls for a variety of reasons.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. Additionally, if any of the products produced by us were subject to recall, the reputation and goodwill of that product and/or us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by holders of licenses under the Cannabis Act generally, which could have a material adverse effect on our business, financial condition and operations.

We may become party to litigation, mediation, and/or arbitration from time to time.

We may become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of our company. We are currently subject to class action proceedings in both the United States and Canada (as further detailed herein). Though we believe these to be without merit and intend to vigorously defend against the claims, there is no assurance that we will be successful.

The transportation of our products is subject to security risks and disruptions.

We depend on fast, cost-effective, and efficient courier services to distribute our product to both wholesale and retail customers. Any prolonged disruption of these courier services could have an adverse effect on our business, financial condition and operations. Rising costs associated with the courier service we use to ship our products may also adversely impact our business and our ability to operate profitably.

Due to the nature of our products, security during transportation is of the utmost concern. Any breach of the security measures during the transport or delivery of our products, including any failure to comply with recommendations or requirements of government regulators, whether intentional or not, could have a materially adverse impact on our ability to continue operating under our current licenses and may potentially impact our ability to renew such licenses.

Our business is subject to the risks inherent in agricultural operations.

Since our business revolves mainly around the growth and processing of cannabis, an agricultural product, the risks inherent with agricultural businesses apply to our business. Such risks may include disease and insect pests, among others. Cannabis growing operations consume considerable energy and any rise in energy costs may have a material adverse effect on our ability to produce cannabis, and therefore, our business, financial condition and results of operations.

Although we currently grow, and expect to grow, most of our cannabis in climate-controlled, monitored, indoor locations, some of our production takes place outdoors and there is no guarantee that changes in outside weather and climate will not adversely affect such production. Like other agricultural products, the quality of cannabis grown outdoors is affected by weather and the environment, which can change the quality or size of the harvest. If a weather event is particularly severe, such as a major drought or hurricane, the affected harvest could be destroyed or damaged to an extent that results in lost revenues. In addition, other items may affect the marketability of cannabis grown outdoors, including, among other things, the presence of non-cannabis related material, genetically modified organisms and excess residues of pesticides, fungicides, and herbicides. High degrees of quality variance can affect processing velocity and capacity utilization, as the process required to potentially upgrade lower quality product requires significant time and resources. There can be no assurance that natural elements will not have a material adverse effect on the production of our products and ultimately our business, financial condition and operations.

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Our operations are subject to various environmental and employee health and safety regulations.

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air, and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an environmental compliance approval under applicable regulations or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, financial condition and operations.

Climate change may have an adverse effect on demand for our products or on our operations.

Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of extreme weather events such as severe weather, heat waves, wildfires, flooding, hailstorms, snow storms, and the spread of disease and insect infestations. These events could damage, destroy or hinder the operations at our physical facilities, or the facilities of our suppliers or customers, and adversely affect our financial results as a result of decreased production output, increased operating costs or reduced availability of transportation.

Government action to address climate change, greenhouse gas (GHG) emissions, water and land use may result in the enactment of additional or more stringent laws and regulations that may require us to incur additional capital expenditures, pay higher taxes, increased transportation costs, or could otherwise adversely affect our financial conditions.

In addition, increasingly our employees, customers and investors expect that we minimize the negative environmental impacts of our operations Although we make efforts to create positive impacts where possible and anticipate potential costs associated with climate change, failure to mitigate the risks of climate change and adequately respond to their changing expectations as well as those of governments on environmental matters, could result in missed opportunities, additional regulatory scrutiny, loss of team members, customers and investors, and adverse impact on our brand and reputation.

We may not be able to protect our intellectual property.

Our success depends in part on our ability to protect our ideas and technology. Even if we move to protect our technology with trademarks, patents, copyrights or by other means, we are not assured that competitors will not develop similar technology and business methods or that we will be able to exercise our legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada, particularly in the United States where cannabis remains federally illegal. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions may have a materially adverse impact our ability to successfully grow our business. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect our business, financial condition and operations.

We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.

Given the nature of our product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of our facilities could expose us to additional liability, potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products.

In addition, we collect and store personal information about our customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Data theft for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence, or through a deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, reputation, financial condition and results of operations.

Furthermore, there are several federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation, and have a material adverse effect on our business, financial condition and operations.

We may be subject to risks related to our information technology systems, including cyber-attacks.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems, depending on the nature of any such failure, could adversely impact our business, financial condition and operations.

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Cyber-attacks could result in important remediation costs, increased cybersecurity costs, lost revenues due to a disruption of activities, litigation, and reputational harm affecting customer and investor confidence, which ultimately could materially adversely affect our business, financial condition and operations.

In December 2020, the Company was the target of a cybersecurity incident that involved the theft of company information. The subsequent investigation identified that certain personally identifiable information of our employees and consumers was compromised. It also confirmed that our patient database was not compromised, and our performance and financial information was not impacted. All impacted individuals have been notified, as have all required government privacy offices.

We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Globally, cybersecurity incidents have increased in number and severity and it is expected that these external trends will continue. In response to this incident, or any potential future incident, we may incur substantial costs which may include:

•remediation costs, such as liability for stolen information, repairs to system or data damage, or implementation of new security;
•measures in response to the evolving security landscape; and
•legal expenses, including costs related to litigation, regulatory actions or penalties.

We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.

Over the past few years, we have completed a number of acquisitions, including our acquisitions of MedReleaf, CanniMed and Reliva. Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including: (i) potential disruption of our ongoing business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain of our assets.

The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, financial condition and operations. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our existing operations.

As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.

Aurora Cannabis Inc. is a holding company. Essentially all of our operating assets are the capital stock of our subsidiaries and substantially all of our business is conducted through subsidiaries which are separate legal entities. Consequently, our cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes.

The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

•actual or anticipated fluctuations in our results of operations;
•recommendations by securities research analysts;
•changes in the economic performance or market valuations of companies in the same industry in which we operate;
•addition or departure of our executive officers and other key personnel;
•release or expiration of transfer restrictions on outstanding Common Shares;
•sales or perceived sales of additional Common Shares;
•operating and financial performance that varies significantly from the expectations of management, securities analysts and investors;
•regulatory changes affecting the Company’s industry, business and operations;
•announcements of developments and other material events by us or our competitors;
•fluctuations in the costs of vital production inputs, materials and services;
•changes in global financial markets, global economies and general market conditions, such as interest rates and product price volatility;
•significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
•operating and share price performance of other companies that investors deem comparable to us; and
•news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Such volatility has been particularly evident with regards to the share prices of medical cannabis companies that are public issuers

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in Canada. Accordingly, the market price of Common Shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of Common Shares may be materially adversely affected.

Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.

We may sell or issue additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and the issuance of equity securities in connection with acquisitions). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares.

Additional issuances of our securities may involve the issuance of a significant number of Common Shares at prices less than the current market prices. Issuances of a substantial number of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, may result in significant dilution to security holders.

Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional or sufficient capital through the sale of securities should we desire to do so.

Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.

Our management will have substantial discretion concerning the use of proceeds from any future share sales and financing transactions, as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any future sales. Management may use the net proceeds in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes.

We require and hold various government licenses to operate our business, which would not necessarily continue to apply to an acquirer of our business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover, or other business combination involving us or discourage a potential acquirer from making a tender offer for our Common Shares, which, under certain circumstances, could reduce the market price of our Common Shares.

There is no assurance we will continue to meet the listing standards of the NASDAQ and the TSX.

We must meet continuing listing standards to maintain the listing of our Common Shares on the NASDAQ and the TSX. If we fail to comply with listing standards and the NASDAQ and/or the TSX delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:

•a limited availability of market quotations for our Common Shares;
•reduced liquidity for our Common Shares;
•a determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;
•a limited amount of news and analyst coverage of us; and
•a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

As a public company, the business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both our compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.

Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities.

Under Section 404 of the Sarbanes-Oxley Act (“SOX”), we are required to design, document and test the effectiveness of our internal controls over financial reporting (“ICFR”) during the fiscal year ended June 30, 2021. ICFR are designed to provide reasonable assurance that our financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS. Regardless of how well controls are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting our objectives in providing reliable financial reporting information in accordance with IFRS. Effective internal controls are required for us to provide reasonable assurance that our financial results and other financial information are accurate and reliable. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediation lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. As a result, investors may lose confidence in our ability to report timely, accurate and reliable financial and other information, which may expose us to certain legal or regulatory actions, thus negatively impacting our business, the trading process of our Common Shares and market value of other securities.

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We are a Canadian company and shareholder protections may differ from shareholder protections in the United States and elsewhere.

We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the BCBCA. The BCBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions and proceedings relating to interested directors, mergers, amalgamations, restructuring, takeovers, shareholders’ suits, indemnification of directors, and inspection of corporation records.

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic issuers.

Because we are a “foreign private issuer” under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the U.S. Exchange Act;
•the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 40-F with the United States Securities and Exchange Commission (“SEC”) within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.

A foreign visitor who is involved either directly or indirectly in the cannabis industry may be subject to increased border scrutiny when attempting to enter the United States. Multiple states have legalized aspects of cannabis production, sale and consumption; however, cannabis remains illegal federally in the United States. The U.S. Customs and Border Protection previously advised that border agents may deem a foreign visitor who is involved, either directly or indirectly, in a state-legal cannabis industry as inadmissible. While unassociated trips to the United States may not result in problems entering the U.S., a foreign visitor attempting to enter the U.S. to proliferate cannabis-associated business may be deemed inadmissible, at the discretion of the border agents. As a company with operations in both the U.S. and Canada, inability of our employees or counterparties to enter the United States could harm our ability to conduct our business.

Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.

Because cannabis remains illegal federally in the United States, U.S. banks and financial institutions remain wary of accepting funds from businesses in the cannabis industry, as such funds may technically be considered proceeds of crime. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking infrastructure and relationships. The inability or limitation on our ability to open or maintain a bank account in the U.S. or other foreign jurisdictions, obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct business in the United States or other foreign jurisdictions.

Our business may be subject to disruptions as a result of the COVID‐19 pandemic.

We are closely monitoring the rapid evolution of COVID‐19 with a focus on the jurisdictions in which the Company and its subsidiaries operate. During this period of uncertainty, it is our priority to safeguard the health and safety of our personnel, support and enforce government actions to slow the spread of COVID‐19, and continually assess and mitigate the risks to our business operations. We have taken responsible measures to maximize the safety of staff working at all of its facilities. This includes reorganizing physical layouts, adjusting schedules to improve physical distancing, implementing extra health screening measures for employees and applying rigorous standards for personal protective equipment. We continue to maintain regular communications with legal and government representatives, suppliers, customers and business partners to identify and monitor any potential risks to our ongoing operations. As at the date of this report, the production and sale of cannabis has been recognized as an essential service across Canada. Consumer cannabis sales in Canada are primarily with government bodies, which continue to offer end customers online ordering and home delivery options. Consumer market retail stores are generally permitted to remain open in Canada subject to adhering to the required social distancing measures. All of our facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international governmental authorities to ensure that we are following the required protocols and guidelines related to COVID‐19 within each region. Although there have not been any significant impacts to our operations to date, we cannot provide assurance that there will not be disruptions to its operations in the future.

Reliva’s operations in the United States may be impacted by regulatory action and approvals from the Food and Drug Administration.

Reliva sells and distributes certain products containing hemp-derived CBD, and as such, there is a risk that the FDA or state or local Departments of Health will seek to stop Reliva from selling its products or seek to have the claims made for those products revised. On December 20, 2018, the Agricultural Improvement Act, H.R. 25 (“2018 Farm Bill”), which included the language of the Hemp Farming Act of 2018, removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3 percent (dry weight basis) from Schedule I of the Controlled Substances Act. This has the effect of legalizing the cultivation of industrial hemp for commercial purposes, including the production of CBD and other cannabinoids, except for THC, subject to regulations to be developed by the U.S. Department of Agriculture.

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CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the Federal Food, Drug and Cosmetics Act (“FDCA”). The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved), although the FDA has generally refrained from taking enforcement action against those products.

CBD-containing products may also be subject to the jurisdiction of state and local health authorities. In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp, warning them that the marketing of their products violates the FDCA. Although the Company, through Reliva, works to maintain compliance with all applicable regulatory requirements, any potential FDA enforcement action against the Company or Reliva could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s or Reliva’s production or distribution of its products. Any such event could have a material adverse effect on our business, financial condition or operations.

The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.

There have been a number of highly publicized cases involving lung and other illnesses and deaths that appear to be related to vaporizer devices and/or products used in such devices (such as vaporizer liquids). The focus is currently on the vaporizer devices, the manner in which the devices were used and the related vaporizer device products - THC, nicotine, other substances in vaporizer liquids, possibly adulterated products and other illegal unlicensed cannabis vaporizer products. Some states, provinces, territories and cities in Canada and the United States have already taken steps to prohibit the sale or distribution of vaporizers, restrict the sale and distribution of such products or impose restrictions on flavors or use of such vaporizers. This trend may continue, accelerate and expand.

Cannabis vaporizers in Canada are regulated under the Cannabis Act and Cannabis Regulations. Negative public sentiment may prompt regulators to decide to further limit or defer the industry’s ability to sell cannabis vaporizer products, and may also diminish consumer demand for such products. For instance, Health Canada has proposed new regulations that would place stricter limits on the advertising and promotion of vaping products and make health warnings on vaping products mandatory, although such regulations explicitly exclude cannabis and cannabis accessories. The provincial governments in Quebec, Alberta and Newfoundland and Labrador have imposed provincial regulatory restrictions on the sale of cannabis vape products. These actions, together with potential deterioration in the public’s perception of cannabis containing vaping liquids, may result in a reduced market for our vaping products. There can be no assurance that we will be able to meet any additional compliance requirements or regulatory restrictions, or remain competitive in face of unexpected changes in market conditions.

This controversy could well extend to non-nicotine vaporizer devices and other product formats. Any such extension could materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance. Litigation pertaining to vaporizer products is accelerating and that litigation could potentially expand to include our products, which would materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance. Future research may lead to findings that vaporizers, electronic cigarettes and related products are not safe for their intended use. Vaporizers, electronic cigarettes and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If the scientific or medical community were to determine conclusively that use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation, reputational harm and significant regulation. Loss of demand for our product, product liability claims and increased regulation stemming from unfavorable scientific studies on cannabis vaporizer products could have a material adverse effect on our business, results of operations and financial condition.

Future research may lead to findings that vaporizers, electronic cigarettes and related products are not safe for their intended use.

Vaporizers, electronic cigarettes and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If the scientific or medical community were to determine conclusively that use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation, reputational harm and significant regulation. Loss of demand for our product, product liability claims and increased regulation stemming from unfavorable scientific studies on cannabis vaporizer products could have a material adverse effect on our business, results of operations and financial condition.

We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.

Given the early stage of the cannabis industry, we rely largely on our own market research and internal data to forecast industry trends and statistics as detailed forecasts are, with certain exceptions, not generally available from other sources. A failure in the demand for our products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect on our business, financial condition and results of operations.

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Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, we have evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the CSA and SEC.
Based upon the evaluation, our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have concluded that our disclosure controls and procedures were not effective as of June 30, 2021 at the reasonable assurance level due to the material weakness described below under “Management’s Assessment on Internal Control Over Financial Reporting.” As a result of the material weakness identified, we performed additional analysis and other post-closing procedures. Notwithstanding this material weakness, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, the financial position of the Company at June 30, 2021 in conformity with GAAP and our external auditors have issued an unqualified opinion on our consolidated financial statements as of and for the year ended June 30, 2021.
Changes to Internal Controls over Financial Reporting
Between Q1 and Q3 of the current fiscal year, the Company made significant progress on its Business Transformation Plan first announced in fiscal 2020. During this timeframe, the Company completed the following activities as part of its Business Transformation Plan and in an effort to remediate material weaknesses identified for the year ended June 30, 2020:
•Further developed and enhanced IT processes and controls. Including (i) remediation of IT general and application controls related to user access privileges, unauthorized access, and segregation of duties, and (ii) enhancement of controls to provide reasonable assurance over third party service organization applications and services
•Enhanced our risk assessment process to more effectively respond to indicators of change in process, risk or the control environment with the potential to impact the effectiveness of internal controls over financial reporting (“ICFR”)
•Enhanced and implemented additional manual reconciliation and review controls to address key ICFR risks and limitations with system automation and integration, including over Journal Entries
Key changes to the control environment were completed between Q1 and Q3 to allow for the timely testing of design and operating effectiveness of controls at the Company’s year-end. While the Company communicated further efficiency efforts through reduction of complexity in operations and additional cost savings, no additional material changes to operations occurred in Q4 that impacted the Company’s ICFR.
These improvements have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As a result, management has concluded that some of the material weaknesses identified as of June 30, 2020 have been eliminated as of June 30, 2021. Specifically, management has remediated material weaknesses related to our Risk Assessment, IT General Controls, Journal Entries, and Third-Party Service Organizations. We will continue to monitor and evaluate the effectiveness of these remedial actions and make further changes as deemed appropriate.
Management, with oversight from the Audit Committee will continue to implement, remediation measures related to the below identified material weakness, with a continued focus on reducing the use of complex spreadsheets in the performance of key business controls. We believe these measures, and others that may be implemented, will remediate the material weakness in ICFR described above.
Management’s Assessment on Internal Control over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-5(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, management is responsible for establishing and maintaining adequate ICFR. The Company’s management, including the CEO and CFO, has designed ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.
ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
Management, under the supervision and with the participation of our CEO and CFO and oversight of the Board of Directors, evaluated the effectiveness of our ICFR as of June 30, 2021 against the COSO Framework. Based on this evaluation, management concluded that a material weakness existed as of June 30, 2021, as described below, and due to this material weakness, ICFR is not effective as of June 30, 2021.

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Complex Spreadsheet Controls
The Company did not implement and maintain effective controls surrounding certain complex spreadsheets. Spreadsheets are inherently prone to error due to their manual nature which increases the risk of human error. The Company’s controls related to complex spreadsheets did not address all identified risks associated with manual data entry, review of inputs into management assumptions and estimates, completeness of data entry, and the accuracy of mathematical formulas, impacting complex spreadsheets used in property, plant and equipment, fair value of biological assets, valuation of inventory provision, and production and revenue forecasting.
Management concluded this deficiency constitutes a material weakness in the Company’s ICFR. As a result of the material weakness, management concluded that our ICFR was not effective as of June 30, 2021. No material errors were identified in the consolidated financial statements as a result of the material weakness. This material weakness creates a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.
KPMG LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements and has issued an adverse report on the effectiveness of Internal Control over Financial Reporting.
Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: :

•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•expectations regarding production capacity, costs and yields;
•statements made under the heading “Our Strategy”;
•statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contingencies”;
•the Company’s ability to execute on its business transformation plan and path to Adjusted EBITDA profitability;
•planned cost efficiencies, including the execution of the Company’s costs savings plan, including, but not limited to, asset consolidation, supply chain efficiency and other reductions in SG&A expenses;
•expectations related to the development and legalization of adult recreational markets;
•growth opportunities, including the expansion into additional international adult recreational markets;
•the recovery of the Company’s domestic adult recreational segment;
•the continued supply of product into Israel and associated revenue;
•product portfolio and innovation, and associated revenue growth;
•future strategic plans including, but not limited to, M&A in the United States;
•competitive advantages and strengths of medical and regulatory expertise;
•licensing of genetic innovations to other Licensed Producers and associated revenue growth;
•expectations regarding biosynthetic production and associated intellectual property; and
•the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results.

Forward looking information or statements contained in this document have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19,and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

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Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (termed “Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
◦Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only.
◦Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
◦Ancillary net revenue represents non-cannabis net revenue for ancillary support functions only.
Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.
•Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue and removing the impact of cost of sales net against revenue in agency relationships, which is then divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:
◦Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
◦Average net selling price per gram of international dried cannabis represents the average net selling price per gram for international dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
◦Average net selling price per gram and gram equivalent of Canadian medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the Canadian medical market.
◦Average net selling price per gram and gram equivalent of medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the medical market.
◦Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the consumer market.
Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type. Under an agency relationship, revenue is recognized net of cost of sales in accordance with IFRS. Management believes the removal of agency cost of sales in determining the average net selling price per gram and gram equivalent is more reflective of our average net selling price generated in the marketplace.
•Gross profit before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from non-cannabis ancillary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted gross profit before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from non-cannabis ancillary support functions; and removing (iii) depreciation in cost of sales; (iv) cannabis inventory impairment; and (v) out-of-period adjustments. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
◦Adjusted gross profit and gross margin before FV adjustments on ancillary net revenue represents gross profit and gross margin before FV adjustments on sales generated from ancillary support functions only.
Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes (i) out-of-period adjustments to provide information that reflects current period results; and (ii) excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted EBITDA is calculated as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, share of income (losses) from investment in associates, government grant income, fair value gains and losses on financial instruments, gains and losses on deemed disposal, losses on disposal of assets, restructuring charges, onerous contract provisions, out-of-period adjustments, and non-cash impairments of deposits, property, plant and

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equipment, equity investments, intangibles, goodwill, and other assets. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes out-of-period adjustments that are not reflective of current operating results. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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